Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
DATED AS OF JUNE 6, 2006
by and among
UCC CAPITAL CORP.,
UCC CONSULTING CORP.,
UCC SERVICING, LLC,
SECURITYHOLDERS THEREOF,
AHINV ACQUISITION CORP.,
AETHER HOLDINGS, INC.
AND
ROBERT W. D’LOREN,
AS SECURITYHOLDERS’ REPRESENTATIVE

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(continued)

-ii-

(continued)

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(continued)

		Page
11.5.	Parties in Interest	69
11.6.	Counterparts	69
11.7.	Entire Agreement; Amendment	69
11.8.	Attorneys’ Fees and Costs	69
11.9.	No Waiver	69
11.10.	Rights Cumulative	70
11.11.	Time	70
11.12.	Specific Performance	70
11.13.	Severability	70

-iv-

EXHIBITS AND SCHEDULES

Exhibit A	Form of Escrow Agreement
Exhibit B	Certificates of Merger
Exhibit C	Form of Registration Rights Agreement
Exhibit D-1	Form of D’Loren Employment Agreement
Exhibit D-2	Form of Haran Employment Agreement
Exhibit E	Securityholder Questionnaire
Exhibit F	GECC Agreement Payoff Letter
Exhibit G	Bonus Plan

Schedule I	Securityholders
Schedule II	Net Worth Calculation
Schedule III	Proportionate Ownership Interest
Schedule IV	Stock Option Allocation Schedule

Schedule 1.1	Adjustments to Adjusted EBITDA
Schedule 3.1	Ownership of Stock
Schedule 3.5	Securityholder Claims
Schedule 3.6	Securityholder Litigation
Schedule 4.1	Authorized Jurisdictions
Schedule 4.2	Authorized and Issued Shares of Capital Stock
Schedule 4.3	Subsidiaries
Schedule 4.4	Consents and Approvals
Schedule 4.5(b)	Material Liabilities
Schedule 4.6(a)	Owned Real Property
Schedule 4.6(b)	Real Property Leases
Schedule 4.6(d)	Real Property Lease Consents
Schedule 4.9(a)	Litigation
Schedule 4.9(b)	Orders
Schedule 4.10(a)	Intellectual Property
Schedule 4.10(c)	Intellectual Property Claims
Schedule 4.10(e)	Third Party Intellectual Property
Schedule 4.11(a)	Tax Return Extensions
Schedule 4.11(c)	Tax Waivers
Schedule 4.12	Legal Requirement Non-Compliance
Schedule 4.13	Employee Benefit Plans
Schedule 4.14	Affiliate Contracts
Schedule 4.15	Insurance
Schedule 4.16	Environmental Matters
Schedule 4.17(a)	Labor Relations
Schedule 4.17(b)	Employment Contracts/Severance Agreements
Schedule 4.19	Operations of the Company
Schedule 4.20(a)	Material Contracts
Schedule 4.20(b)	Full Force and Effect
Schedule 5.2	Purchaser Consents and Approval

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(continued)

Schedule 5.5	Purchaser Subsidiaries
Schedule 5.12	Purchaser Compliance with Laws
Schedule 5.13	Purchaser Insurance
Schedule 7.5	Purchaser Approvals
Schedule 7.13	Assignment of Patents and Copyrights
Schedule 8.9	Approvals

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AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER dated as of June 6, 2006 (this “Agreement”) by and among UCC Capital Corp., a New York corporation (“UCC”), UCC Consulting Corp., a New York corporation (“Consulting Corp.”), UCC Servicing, LLC, a New York limited liability company (“Servicing LLC” and together with UCC and Consulting Corp., collectively, the “Company” or, as the context may require, each, a “Company”), Aether Holdings, Inc., a Delaware corporation (“Purchaser”), AHINV Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Transitory Subsidiary”), the holders of Shares (as defined below) of the Company listed on Schedule I hereto (such parties listed on Schedule I together with any holders of Shares or Exercised Options (as defined below) that become parties to this Agreement after the date hereof pursuant to a Joinder Agreement (as defined below) being referred to collectively as the “Securityholders” and individually as a “Securityholder”), and Robert W. D’Loren, as the Securityholders’ Representative.
W I T N E S S E T H:
     WHEREAS, upon the terms and subject to the conditions in this Agreement, the Purchaser will acquire all of the outstanding capital stock of each of UCC and Consulting Corp. and all of the membership interests of Servicing LLC for stock and cash consideration in a forward triangular merger of each Company with and into Transitory Subsidiary;
     WHEREAS, the parties hereto intend that the merger of each of UCC and Consulting Corp. with and into Transitory Subsidiary provided for herein shall qualify for U.S. Federal income tax purposes as a reorganization (a “368 Reorganization”) within the meaning of Section 368(a)(2)(D) of the U.S. Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the “Code”);
     WHEREAS, also in furtherance of such acquisition, the Board of Directors of each of the Purchaser and Transitory Subsidiary has approved this Agreement and the Merger in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);
     WHEREAS, also in furtherance of such acquisition, the Board of Directors of each Company that is a corporation has approved this Agreement and the Merger in accordance with the New York Business Corporation Law (the “NYBCL”) and each Company that is a limited liability company has approved this Agreement and the Merger in accordance with the Limited Liability Company Law of the State of New York (the “NYLLCL”) and its operating agreement; and
     WHEREAS, each member of Servicing LLC and each stockholder of UCC and Consulting Corp. have authorized and approved the merger of Transitory Subsidiary and each Company in accordance with the NYBCL or NYLLCL, as applicable, and the terms of its Organizing Documents (as defined herein), all upon the terms and subject to the conditions set forth in Section 2.1(a) of this Agreement.
     NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, agreements and conditions herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
     1.1. Definitions. As used in this Agreement, the following terms have the meanings specified or referred to below (terms defined in the singular to have the correlative meanings in the plural and vice-versa).
     “368 Reorganization” has the meaning ascribed thereto in the recitals of this Agreement.
     “Additional Merger Consideration” has the meaning ascribed thereto in Section 2.3(d) of this Agreement.
     “Adjusted EBITDA” means, with respect to the Purchaser in any applicable period, EBITDA (x) increased by the amount of any expense or charge included in the calculation of the Purchaser’s net income (loss) for such period that reflect: (a) any loss on the sale of any of the Purchaser’s investments in mortgage-backed securities or any impairment charge reflecting an “other than temporary” unrecognized loss of market value of any of such investments, (b) severance costs payable upon termination of those employees of the Purchaser set forth on Schedule 1.1, (c) amounts expensed by the Purchaser if the letter of credit in favor of Hamilton County is presented to and funded by Bank of America, N.A., after giving effect to amounts received or receivable pursuant to that certain Secured Subordinated Promissory Note, as amended (the “BIO-key Note”), issued to Purchaser by BIO-key International, Inc. (including proceeds from any collateral securing obligations under the BIO-key Note, but excluding any amounts received under the BIO-Key Note that are repaid as a preference or a fraudulent conveyance under bankruptcy or similar laws), (d) any amount paid by the Purchaser pursuant to the terms of the lease for office space located in Marlborough, Massachusetts, less any amounts received or not reimbursed under the BIO-key sublease, including pursuant to the security deposit in favor of Purchaser, or under any other sublease and (e) costs of actual or threatened litigation (including attorneys’ fees and expenses, judgments, settlements, fines and similar amounts) that (1) was pending or threatened immediately prior to the Closing or (2) involves events or facts that solely occurred prior to the Closing (other than any matter relating to the Company or its Representatives or the transactions contemplated by this Agreement or any of the Ancillary Agreements or the terms and conditions of such agreements), and (y) decreased by (a) the amount of any income or credit included in the calculation of the Purchaser’s net income for such period that reflects any gain on the sale of any of the Purchaser’s investments in mortgage-backed securities, (b) any reduction in contingency reserve relating to the BIO-key Note and (c) income earned from the agreements listed on Schedule 1.1, in all cases determined based on the condensed consolidated statements of operations and comprehensive income (loss) filed on a Form 10-K or 10-Q, as applicable, with the SEC.
     “Adjusted EBITDA Statement” has the meaning ascribed thereto in Section 2.15(d) of this Agreement.

     “Adjusted EBITDA Threshold” has the meaning ascribed thereto in Section 2.15(a) of this Agreement.
     “Affiliate” of any Person means any Person which, directly or indirectly controls or is controlled by that Person, or is under common control with that Person. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or by contract or otherwise.
     “Affiliate Agreements” has the meaning ascribed thereto in Section 4.14 of this Agreement.
     “Agreement” has the meaning ascribed thereto in the introductory paragraph of this Agreement.
     “Allocation Schedule” has the meaning ascribed thereto in Section 2.3(d) of this Agreement.
     “Ancillary Agreements” means the Escrow Agreement, the Employment Agreements and the Registration Rights Agreement.
     “Annualized Adjusted EBITDA” means, the Adjusted EBITDA of the Purchaser for a fiscal quarter multiplied by four (4).
     “Appraisal Shares” has the meaning ascribed thereto in Section 2.10(a) of this Agreement.
     “Assumed Options” has the meaning ascribed thereto in Section 2.3(f)(i) of this Agreement.
     “Basket Amount” has the meaning ascribed thereto in Section 9.6(b) of this Agreement.
     “Bio-key Note” has the meaning ascribed thereto in the definition of Adjusted EBITDA in Section 1.1 of this Agreement.
     “Board of Directors” means, with respect to any Company, the Board of Directors or similar governing body of such Company, including a Board of Managers or Manager for a limited liability company.
     “Bonus Pool” has the meaning ascribed thereto in Section 6.15 of this Agreement.
     “Business” means the business of (i) acquiring or licensing, for sale, licensing or sublicensing (or other commercial exploitation) intellectual property including trademarks and service marks, including in connection therewith the acquisition of intellectual property-intensive companies, (ii) providing, structuring or assisting others in providing or obtaining whole company or asset-backed securitization financings involving intellectual property or (iii) activities related or ancillary to, or that support, any of the foregoing.

     “Business Day” means any day that is not a Saturday or Sunday or a day in which banks located in New York City, New York or Baltimore, Maryland are authorized or required to be closed.
     “CERCLA” has the meaning ascribed thereto in Section 4.16(c) of this Agreement.
     “Certificates of Merger” has the meaning ascribed thereto in Section 2.2 of this Agreement.
     “Certificates” has the meaning ascribed thereto in Section 2.5 of this Agreement.
     “Change of Control” means the closing and completion of (i) sale of all or substantially all of the assets of the Purchaser, including the Business, to one or more individuals, entities or groups (other than an Excluded Owner) in a single transaction or series of related transactions, but excluding for this purpose, a sale, liquidation or other disposition of the Purchaser’s investments in mortgage-backed securities, (ii) a merger or consolidation of the Purchaser with or into any other Person (other than an Excluded Owner) unless the holders of the Purchaser Common Stock outstanding immediately before such merger or consolidation, together with any trustee or other fiduciary holding securities under a Purchaser benefit plan, retain control because they hold securities that represent immediately after such merger or consolidation more than 20% of the combined voting power of the then outstanding voting securities of either the Purchaser or the other surviving entity or its ultimate parent or (iii) a Person (other than an Excluded Owner) acquires or attains ownership of more than 50% of the undiluted voting power of the Purchaser’s then-outstanding securities eligible to vote to elect members of the Board of Directors in a transaction or series of transactions that does not violate applicable law or the Purchaser’s certificate of incorporation as in effect as of the date of such Change of Control.
     “Closing” has the meaning ascribed thereto in Section 2.11 of this Agreement.
     “Closing Date” has the meaning ascribed thereto in Section 2.11 of this Agreement.
     “Closing Date Reference Price” “shall mean the average closing price of Purchaser Common Stock on the Nasdaq National Market Exchange during the five (5) Trading Days ending prior to the date of the Closing Date.
     “Closing Net Worth” has the meaning ascribed thereto in Section 2.16(a) of this Agreement.
     “Closing Net Worth Statement” has the meaning ascribed thereto in Section 2.16(a) of this Agreement.
     “Closing Transaction Expenses Certificate” has the meaning ascribed thereto in Section 2.3(d)(iii) of this Agreement.
     “COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Legal Requirement.
     “Code” has the meaning ascribed thereto in the recitals of this Agreement.

     “Company” has the meaning ascribed thereto in the introductory paragraph of this Agreement.
     “Company Base Core Representations” has the meaning ascribed thereto in Section 9.1 of this Agreement.
     “Company Core Representations” has the meaning ascribed thereto in Section 9.1 of this Agreement.
     “Company Intellectual Property Rights” has the meaning ascribed thereto in Section 4.10(b) of this Agreement.
     “Consulting and Servicing Balance Sheet” has the meaning ascribed thereto in Section 4.5(a) of this Agreement.
     “Consulting Corp.” has the meaning ascribed thereto in the introductory paragraph of this Agreement.
     “Consulting and Servicing Financial Statements” has the meaning ascribed thereto in Section 4.5(a) of this Agreement.
     “Consulting and Servicing Interim Reports” has the meaning ascribed thereto in Section 4.5(a) of this Agreement.
     “Contract” means any contract, license, sublicense, franchise, permit, mortgage, purchase orders, indenture, loan agreement, note, lease, sublease, agreement, obligation, commitment, understanding, instrument or other arrangement or any commitment to enter into any of the foregoing (in each case, whether written or oral), including but not limited to all Government Contracts.
     “Covered Parties” has the meaning ascribed thereto in Section 6.5 of this Agreement.
     “D’Loren” means Robert W. D’Loren.
     “DGCL” has the meaning ascribed thereto in the recitals of this Agreement.
     “Damages” means any loss, liability, claim, damage, expense (including reasonable attorneys’ fees and costs), whether or not involving a third party claim; provided, however, that other than with respect to Damages payable to a third party pursuant to a third party claim, Damages shall not include any special, consequential, punitive or treble damages; provided further, however, that in all instances Damages shall include, as applicable, lost profits and diminution in value.
     “Disclosure Schedules” has the meaning ascribed thereto in ARTICLE IV of this Agreement.

     “Early Termination Date” means, at any time following the Phase-In Period, the last day of any subsequent full fiscal quarter of the Purchaser as of which the Business has become the Non-Primary Business of the Purchaser.
     “Earn-Out Escrow” has the meaning ascribed thereto in Section 2.3(d)(ii) of this Agreement.
     “Earn-Out Period” means the period that commences as of the Effective Time and terminates on the earlier of the fifth anniversary thereof or the Early Termination Date.
     “Earn-Out Tranche” has the meaning ascribed thereto in Section 2.15(c)(iii) of this Agreement.
     “EBITDA” means the sum of (a) net income (excluding any extraordinary or unusual items as determined by Purchaser) for such period, plus (b) the amount of the provisions for federal, state, local and foreign Taxes reflected in the net income for such period, plus (c) the amount of interest expense for indebtedness for borrowed money reflected in the net income for such period, plus (d) the amount of depreciation reflected in the net income for such period, plus (e) the amount of amortization reflected in the net income for such period, as determined based on the condensed consolidated statements of operations and comprehensive income (loss) filed on a Form 10-K or 10-Q, as applicable, with the SEC.
     “Effective Time” has the meaning ascribed thereto in Section 2.3(a) of this Agreement.
     “Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA §3(3)) and any other benefit plan, program or arrangement of any kind that is maintained, sponsored or contributed to by any Company or any of its Subsidiaries, or with respect to which any Company or any of its Subsidiaries has any Liability.
     “Employee Pension Benefit Plan has the meaning set forth in ERISA §3(2).
     “Employment Agreements” has the meaning ascribed thereto in Section 7.6 of this Agreement
     “Entity Certificate” has the meaning ascribed thereto in Section 7.9(b) of this Agreement.
     “Environmental Laws” means any Legal Requirements concerning public health and safety, worker health and safety, or pollution or protection of the environment, including without limitation those relating to the presence, production, generation, handling, distribution, labeling, testing, processing, discharge, control, cleanup, use, treatment, storage, disposal, release, threatened release or transportation of hazardous substances, as the foregoing are enacted or in effect, as of the Closing Date.
     “Equity Interests” shall mean stock, general or limited partnership interests, limited liability company membership interests or any other form of equity interest.

     “ERISA” means the Employee Retirement Income Security Act of 1974, or any successor Legal Requirement, and regulations and rules issued pursuant thereto or any successor Legal Requirement.
     “ERISA Affiliate” means any Person that at any relevant time is or was considered a single employer with any Company or any Subsidiary of any Company under Section 414 of the Code.
     “Escrow Agent” means Wilmington Trust Company.
     “Escrow Agreement” means the Escrow Agreement substantially in the form attached hereto as Exhibit A.
     “Escrow Fund” has the meaning ascribed thereto in Section 2.3(d)(ii) of this Agreement.
     “Escrow Shares” has the meaning ascribed thereto in Section 2.3(d)(ii) of this Agreement.
     “Escrow Termination Date” has the meaning ascribed thereto in Section 9.5(c) of this Agreement.
     “Estimated Net Worth” has the meaning ascribed thereto in Section 2.3(d)(i) of this Agreement.
     “Estimated Net Worth Statement” has the meaning ascribed thereto in Section 2.3(d)(i) of this Agreement.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.
     “Exchange Agent” has the meaning ascribed thereto in Section 2.4 of this Agreement.
     “Exchange Fund” has the meaning ascribed thereto in Section 2.4 of this Agreement.
     “Exchange Ratio” shall be equal to 3.87.
     “Excluded Owner” means (i) the Purchaser, the Surviving Corporation or any of their respective Affiliates and Subsidiaries, (ii) D’Loren, any Affiliate of D’Loren or any Person or group of Persons formed or organized directly or indirectly by D’Loren, (iii) any Person or group of Persons in which D’Loren has a direct or indirect ownership interest or to which he has provided or is obligated to provide debt or equity financing or consulting, advisory or similar services or (iv) any Person or group of Persons initially solicited or encouraged by D’Loren, an Affiliate of D’Loren or by an executive officer of the Purchaser at the direction of D’Loren, except in any such case with the prior approval of Purchaser’s Board of Directors, to propose or pursue a transaction with the Purchaser that would constitute (or is intended to lead to) a Change of Control.

     “Exercised Options” mean any Options for which a holder has delivered to the Company an Exercise Notice and a Joinder Agreement, no later than the Effective Time.
     “Extraordinary Loss” means, any payments made in respect of (x) losses, liabilities or damages in respect of Purchaser’s business operated prior to the Effective Time, including, but not limited to, Purchaser’s mortgage-backed security portfolio and the former Mobile Government, EMS and Transportation divisions; and (y) costs incurred to defend, settle or satisfy any judgment in the lawsuit captioned In Re Initial Public Offerings Litigation and the lawsuit captioned GeoLogic Solutions, Inc. against Aether Holdings, Inc. (NY Supreme Court, Index No. 600856), in each case less insurance proceeds, if any, received in respect thereof.
     “Fiduciary” has the meaning set forth in ERISA §3(21).
     “Final Net Worth” has the meaning ascribed thereto in Section 2.16(d) of this Agreement.
     “First Adjusted EBITDA Threshold” has the meaning ascribed thereto in Section 2.15(b)(ii)(A) of this Agreement.
     “First Earn-Out Tranche” has the meaning ascribed thereto in Section 2.15(c)(i) of this Agreement.
     “First Earn-Out Tranche Shares” means 900,000 shares of Purchaser Common Stock (as adjusted for any stock splits or stock dividends).
     “First Trading Price Threshold” has the meaning ascribed thereto in Section 2.15(b)(i)(A)of this Agreement.
     “GAAP” means United States generally accepted accounting principles.
     “GECC Agreement” means that certain credit agreement with General Electric Capital Corporation, dated as of June 22, 2002.
     “GECC Agreement Payoff Letter” has the meaning ascribed in Section 6.13 of this Agreement.
     “Government Authority” means any domestic or foreign national, state, multi-state or municipal or other local government, any subdivision, agency, commission or authority thereof, including any quasi-governmental or private body exercising any regulatory or taxing authority thereunder or any judicial authority (or any department, bureau or division thereof).
     “Government Authorization” means any approval, consent, license, permit, waiver, or other authorization issued, granted, given or otherwise made available by or under the authority of any Government Authority or pursuant to any Legal Requirement.
     “Indebtedness” means (a) indebtedness of any Company for borrowed money, (b) obligations in respect of capitalized leases and obligations for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (c) obligations in respect of banker’s acceptances or letters of credit issued or created for the account of any Company, (d) all indebtedness or obligations of the types referred to in the preceding clauses (a) through (c) of any other Person secured by any Lien on any assets of any Company, even though such Company has not assumed or otherwise become liable for the payment thereof, (e) guarantees of obligations of the type described in clauses (a) through (d) above of any other Person, and (f) any payment obligation in respect of interest under any existing interest rate swap or hedge agreement entered into by any Company with respect to any Indebtedness described in clause (a) above.
     “Indemnified Persons” has the meaning ascribed thereto in Section 9.3 of this Agreement.
     “Independent Accountant” has the meaning ascribed thereto in Section 2.16(c) of this Agreement.
     “Independent Director” has the meaning ascribed thereto in Section 6.12 of this Agreement.
     “Insurance Policies” has the meaning ascribed in Section 4.15 of this Agreement.
     “Intellectual Property Rights” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including source code, executable code, data, databases, and related documentation), (g) all advertising and promotional materials, (h) all other proprietary rights, and (i) all copies and tangible embodiments thereof (in whatever form or medium).
     “IRS” means the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.
     “Knowledge of the Company” means the knowledge of D’Loren and James Haran.
     “Knowledge of the Purchaser” means the knowledge of David Oros, David Reymann and Steven Bass.

     “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, rule, statute or treaty.
     “Liability” means any liability or obligation whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.
     “Liens” has the meaning ascribed thereto in Section 3.1 of this Agreement.
     “Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development (a) that is materially adverse to the assets, liabilities, business, financial condition, prospects or results of operations of any Company (financial or otherwise) or (b) that would prevent or materially delay the consummation of the transactions contemplated by this Agreement; provided, however, that, none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect, (i) changes relating to the industry in which the Company and its subsidiaries operate that do not disproportionately affect the Company compared to other companies in the same industry; (ii) changes relating to the United States or economy in general that do not disproportionately affect the Company and its subsidiaries, taken as a whole or (iii) except for conduct taken or omitted to be taken under Section 6.1, to the extent expressly permitted or required by this Agreement.
     “Material Contracts” has the meaning ascribed thereto in Section 4.20(a) of this Agreement.
     “Merger” has the meaning ascribed thereto in Section 2.1 of this Agreement.
     “Merger Consideration” has the meaning ascribed thereto in Section 2.3(d) of this Agreement.
     “Multiemployer Plan” has the meaning set forth in ERISA §3(37).
     “Net Worth” means the Assets of the Company and its Subsidiaries, as a whole, minus the Liabilities of the Company and its Subsidiaries, as a whole, but excluding for purposes of this calculation the Transaction Expenses. The terms “Assets” and “Liabilities” mean the assets and liabilities, respectively, of the Company (on a consolidated basis), calculated in accordance with GAAP, consistently applied, subject to such exceptions and additional accounting principles and methodologies set forth on Schedule II.
     “Non-Primary Business” means, with respect to the Business, that for a period of no less than two complete and consecutive fiscal quarters beginning after conclusion of the Phase-In Period, the Business either (i) has been classified by the Purchaser as being part of “discontinued operations” in the Purchaser’s financial statements or (ii) is one of at least two reportable business segments of the Purchaser and, based upon the segment financial information reported by the Purchaser, contributes less than 50% of the Purchaser’s consolidated revenues or EBITDA (or, if EBITDA is not reported on a segment-by segment basis, then the nearest comparable reported line item, such as operating income or cash flow from operations).

     “Notice of Disagreement” has the meaning ascribed thereto in Section 2.16(b) of this Agreement.
     “NYBCL” has the meaning ascribed thereto in the recitals of this Agreement.
     “NYLLCL” has the meaning ascribed thereto in the recitals of this Agreement
     “Order” means any award, decision, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Government Authority or by any arbitrator.
     “Organizational Documents” means with respect to any entity, the certificate of incorporation, bylaws or other governing documents of such entity.
     “PBGC” means the Pension Benefit Guaranty Corporation.
     “Participation Agreement” means that certain Participation Agreement by and among UCC Capital Corp., General Electric Capital Corporation, the EMX Unit of GE Capital Services Structured Finance Group, and UCC Capital Corp’s stockholders listed on Schedule A thereto, dated as of June 27, 2002.
     “Permitted Liens” means (a) Liens for current taxes, assessments or governmental charges or levies on property not yet due and delinquent or the validity of which are being contested in good faith by appropriate proceedings, (b) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto, which do not, individually or in the aggregate, materially impair business operations at such property, and (c) Liens of mechanics, materialmen, warehousemen, carriers, landlords or other similar statutory Liens securing obligations that are not yet due and are incurred in the ordinary course of business consistent with past practice or which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property subject to such Liens, for which adequate reserves (as determined in accordance with GAAP) have been established.
     “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or any other entity or Government Authority.
     “Phase-In Period” means the eighteen month anniversary of the Closing Date.
     “Post-Closing Period” means any taxable period or portion thereof beginning after the Closing Date. If a taxable period begins on or before the Closing Date and ends after the Closing Date, then the portion of the taxable period that begins on the day following the Closing Date shall constitute a Post-Closing Period.
     “Pre-Closing Period” means any taxable period or portion thereof that is not a Post-Closing Period.
     “Proceedings” has the meaning ascribed thereto in Section 3.6 of this Agreement.

     “Prohibited Transaction” has the meaning set forth in ERISA §406 and Code §4975.
     “Pro Rata Share” means the proportionate ownership interest for each Securityholder, expressed as a percentage, set forth on Schedule III.
     “Purchaser” has the meaning ascribed thereto in the introductory paragraph of this Agreement.
     “Purchaser Alternative Transaction” has the meaning ascribed thereto in Section 6.9(b) of this Agreement.
     “Purchaser Balance Sheet” has the meaning ascribed thereto in Section 5.10 of this Agreement.
     “Purchaser Common Stock” means the common stock of Purchaser, par value $0.01 per share.
     “Purchaser Core Representations” has the meaning ascribed thereto in Section 9.1 of this Agreement.
     “Purchaser Filed SEC Documents” has the meaning ascribed thereto in Section 5.6 of this Agreement.
     “Purchaser Financial Statements” has the meaning ascribed thereto in Section 5.10 of this Agreement.
     “Purchaser Indemnified Persons” has the meaning ascribed thereto in Section 9.2(a) of this Agreement.
     “Purchaser Interim Reports” has the meaning ascribed thereto in Section 5.10 of this Agreement.
     “Purchaser Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development (i) that is materially adverse to the assets, business, liabilities, prospects, results of operations or condition (financial or otherwise) of the Purchaser and its Subsidiaries, taken as a whole, or (ii) that would prevent or materially delay the consummation of the transactions contemplated by this Agreement; provided, however, that, none of the following shall be taken into account in determining whether there has been or will be, a Purchaser Material Adverse Effect, (x) changes relating to the United States or economy in general that do not disproportionately affect the Purchaser and its Subsidiaries, taken as a whole, or (y) changes relating to the industry in which the Purchaser and its Subsidiaries operate that do not disproportionately affect the Purchaser compared to other companies in the same industry.
     “Purchaser SEC Documents” has the meaning ascribed thereto in Section 5.3(a) of this Agreement.
     “Real Property Leases” means all leases, subleases, licenses, concessions and other agreements, whether written or oral, pursuant to which the Company holds a leasehold or subleasehold estate in, or is granted the right to use or occupy, any land, buildings, improvements, fixtures or other interest in real property.
     “Recovery Amount” has the meaning ascribed thereto in Section 2.16(d) of this Agreement.
     “Registration Rights Agreement” means the Registration Rights Agreement attached hereto as Exhibit C.
     “Representative” means, with respect to any Person, such Person’s director, officer, employee, agent, advisor or other representative, including legal counsel, accountants and financial advisors.
     “Sale of the Business” has the meaning ascribed thereto in Section 6.9(b) of this Agreement.
     “SEC” means the Securities and Exchange Commission.
     “Second Adjusted EBITDA Threshold” has the meaning ascribed thereto in Section 2.15(b)(ii)(B) of this Agreement.
     “Second Earn-Out Tranche” has the meaning ascribed thereto in Section 2.15(c)(ii) of this Agreement.
     “Second Trading Price Threshold” has the meaning ascribed thereto in Section 2.15(b)(i)(B) of this Agreement.
     “Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.
     “Securityholder” means the holders of the Shares immediately prior to the Merger.
     “Securityholder Indemnified Persons” has the meaning ascribed thereto in Section 9.3 of this Agreement.
     “Securityholder Questionnaire” has the meaning ascribed thereto in Section 6.14 of this Agreement.
     “Securityholders’ Representative” has the meaning ascribed thereto in Section 9.9(a) of this Agreement.
     “Servicing LLC” has the meaning ascribed thereto in the introductory paragraph of this Agreement.
     “Shares” means the issued and outstanding Equity Interests of each of UCC, Consulting Corp. and Servicing LLC.
     “Stock Consideration” means the aggregate number of shares of Purchaser Common Stock to be issued in connection with the Merger, calculated in accordance with Section 2.3(d).

     “Stock Option” has the meaning ascribed thereto in Section 2.3(f)(i) of this Agreement.
     “Stock Option Shares” means the shares of UCC Common Stock to be issued to D’Loren and Haran on or prior to the Closing Date upon the exercise of their Stock Options.
     “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which is owned directly or indirectly by such first Person).
     “Subsidiary Shares” has the meaning ascribed thereto in Section 4.3(b) of this Agreement.
     “Surviving Corporation” has the meaning ascribed thereto in Section 2.1 of this Agreement.
     “Tax” means any tax (including, without limitation, any income tax, franchise tax, branch profits tax, capital gains tax, value-added tax, sales tax, use tax, property tax, transfer tax, payroll tax, social security tax or withholding tax), and any related fine, penalty, interest or addition to tax with respect thereto, imposed, assessed or collected by or under the authority of any Government Authority or payable pursuant to any tax-sharing agreement relating to the sharing or payment of any such tax.
     “Tax Return” means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Government Authority in connection with the determination, assessment, collection or payment of any Tax.
     “Terminating Company Breach” has the meaning ascribed thereto in Section 10.1(d) of this Agreement.
     “Terminating Purchaser Breach” has the meaning ascribed thereto in Section 10.1(e) of this Agreement.
     “Termination Date” has the meaning ascribed thereto in Section 10.1(b) of this Agreement.
     “Third Adjusted EBITDA Threshold” has the meaning ascribed thereto in Section 2.15(b)(ii)(C) of this Agreement.
     “Third Earn-Out Tranche” has the meaning ascribed thereto in Section 2.15(c)(iii) of this Agreement.
     “Third Trading Price Threshold” has the meaning ascribed thereto in Section 2.15(b)(i)(C) of this Agreement.

     “Trading Day” means any day on which the Purchaser Common Stock is actually sold on the Nasdaq National Market.
     “Trading Price Threshold” has the meaning ascribed thereto in Section 2.15(a) of this Agreement.
     “Transaction Expenses” means all unpaid costs and expenses incurred by the Company, on its behalf or on behalf of any of its Securityholders in preparation for or in connection with the transactions contemplated by this Agreement, including, without limitation, (a) fees and expenses of the Company’s financial advisor and legal counsel, (b) fees and expenses of other legal counsel, advisors, accountants and consultants, and (c) third-party consents arising as a result of the transactions contemplated by this Agreement.
     “Transfer Taxes” has the meaning ascribed thereto in Section 2.12 of this Agreement.
     “Transferor Certificate” has the meaning ascribed thereto in Section 7.9(b) of this Agreement
     “Transitory Subsidiary” has the meaning ascribed thereto in the introductory paragraph of this Agreement.”
     “UCC” has the meaning ascribed thereto in the introductory paragraph of this Agreement.
     “UCC Alternative Transaction” has the meaning ascribed thereto in Section 6.9(a) of this Agreement.
     “UCC Balance Sheet” has the meaning ascribed thereto in Section 4.5(a) of this Agreement.
     “UCC Common Stock” means the common stock of UCC, par value $0.001 per share.
     “UCC Financial Statements” has the meaning ascribed thereto in Section 4.5(a) of this Agreement.
     “UCC Interim Reports” has the meaning ascribed thereto in Section 4.5(a) of this Agreement.
     “UCC Stock Option Plan” has the meaning ascribed thereto in Section 2.3(f)(i) of this Agreement.
ARTICLE II
THE MERGER
     2.1. The Merger. At the Effective Time, each of UCC and Consulting Corp. shall be merged with and into Transitory Subsidiary in accordance with the terms and conditions of this Agreement, the DGCL and the NYBCL, and Servicing LLC shall be merged with and into Transitory Subsidiary in accordance with the terms and conditions of this Agreement, the

NYLLCL and the DGCL (collectively, the “Merger”), at which time the separate existence of each of UCC, Consulting Corp. and Servicing LLC shall cease and Transitory Subsidiary shall continue its existence. In its capacity as the corporation surviving the Merger, this Agreement sometimes refers to Transitory Subsidiary as the “Surviving Corporation.”
          (a) The Securityholders constituting all the stockholders of UCC and the Securityholders constituting all of the stockholders of Consulting Corp, in accordance with Section 615 of the NYBCL, without the formality of convening a meeting, do hereby consent to and resolve to authorize, adopt and approve this Agreement and the Merger as desirable and in the best interests of UCC or Consulting Corp., as applicable, and their respective stockholders. The Securityholders constituting all the members of Servicing LLC, in accordance with Section 407 of the NYLLCL, without the formality of convening a meeting, do hereby consent to and resolve to authorize, adopt and approve this Agreement and the Merger as desirable and in the best interests of Servicing LLC and its members.
     2.2. Actions at the Closing. At the Closing (a) the Securityholders and each Company will deliver to the Purchaser and the Transitory Subsidiary the various certificates, instruments, and documents referred to in this ARTICLE II and ARTICLE VII below, (b) the Purchaser and the Transitory Subsidiary will deliver to each Company and the Securityholders the Merger Consideration set forth in Section 2.3 and the various certificates, instruments, and documents referred to in ARTICLE VIII below, (c) each Company and the Transitory Subsidiary will file with the Secretary of State of the States of Delaware and New York the Certificates of Merger in the form attached hereto as Exhibit B (the “Certificates of Merger”), and (d) the parties shall take such further action as is required to consummate the transactions described in this Agreement and the Certificates of Merger.
     2.3. Effect of Merger.
          (a) General. The Merger shall become effective at the time each Company and the Transitory Subsidiary file the Certificates of Merger with the Secretary of State of the States of Delaware and New York or at such later time as is agreed to by the parties and specified in the Certificates of Merger (the “Effective Time”). The Merger shall have the effects set forth in the DGCL, NYBCL and NYLLCL, as applicable. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of any Company or the Transitory Subsidiary in order to carry out and effectuate the transactions contemplated by this Agreement.
          (b) Certificate of Incorporation. At the Effective Time (i) the certificate of incorporation of the Transitory Subsidiary in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation (except that the certificate of incorporation of the Transitory Subsidiary shall thereupon be amended so that the name of Surviving Corporation as specified therein shall be UCC Capital Corp.) until thereafter amended in accordance with applicable law and (ii) the by-laws of the Transitory Subsidiary in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with applicable law.

          (c) Directors and Officers. The directors and officers of the Transitory Subsidiary shall become the directors and officers of the Surviving Corporation at and as of the Effective Time, and in addition D’Loren shall be appointed as a director and Chief Executive Officer of the Surviving Corporation as of the Effective Time.
          (d) Merger Consideration. The aggregate merger consideration (the “Merger Consideration”) to be paid in the Merger in respect of the Shares outstanding immediately prior to the Effective Time shall consist of 2,500,000 shares of Purchaser Common Stock (adjusted for any stock splits or stock dividends by the Purchaser between the date of this Agreement and the Effective Time), subject to adjustment in accordance with clauses (i)-(iii) below (as adjusted, the “Stock Consideration”), plus the right to additional cash and stock payment as and to the extent set forth in Section 2.15 (the “Additional Merger Consideration”). At least five Business Days prior to the Closing Date, the Securityholders’ Representative shall deliver to the Purchaser a schedule setting forth the Merger Consideration payable at Closing in respect of each Share (the “Allocation Schedule”). The portion of the Merger Consideration payable in respect of each Share shall be determined as if the Merger Consideration were distributed to all of the holders of Shares (including any holders of Appraisal Shares). The Purchaser shall pay to the Exchange Agent the Merger Consideration in accordance with the terms and conditions set forth herein (including the payment of cash in lieu of fractional shares pursuant to Section 2.6) and for the purpose of effecting the transactions contemplated hereby.
               (i) The Company shall prepare in good faith and deliver to the Purchaser, at any time which is at least five (5) Business Days prior to the Closing Date, a statement (the “Estimated Net Worth Statement”), certified by the Chief Financial Officer of the Company, setting forth (x) the estimated Net Worth of UCC, Consulting Corp. and Servicing LLC, on a combined basis, as of the Closing Date (the “Estimated Net Worth”), together with a reasonably detailed worksheet setting forth the calculation of the Estimated Net Worth. An illustrative example of the Net Worth calculation is set forth on Schedule II. Following the date hereof, for purposes of facilitating an understanding of the Company’s financial books and records and the manner of determination of the Estimated Net Worth Statement, the Company shall permit the Purchaser and its accountant to review the pertinent accounting books and records and work papers of the Company and to meet with the Company’s accountant to discuss the matters required to prepare the Estimated Net Worth Statement, during regular business hours and upon reasonable prior written notice to the Company or its accountant (as the case may be). Purchaser shall have until the Closing Date (as defined below) to accept or dispute the accuracy of the Estimated Net Worth Statement. If the Purchaser accepts the Company’s Estimated Net Worth or fails to dispute the Company’s proposal prior to the Closing, the Company’s proposed Estimated Net Worth shall be the Estimated Net Worth for purposes of this Agreement. In the event that Purchaser disputes the Company’s proposal and the parties fail to resolve their disagreements over the disputed items prior to the Closing, the Estimated Net Worth for purposes of this Agreement shall be deemed to be the Estimated Net Worth proposed by the Company, adjusted by an amount equal to 50% of the difference between the Company’s estimate of Estimated Net Worth and the Purchaser’s good faith estimate thereof (in each case reflecting any changes to original estimates that have been agreed to by the parties during their attempts to resolve all differences). If the Estimated Net Worth is less than $0, the Stock Consideration shall be reduced by a number of shares equal to the quotient obtained by dividing

(x) the amount of the difference by which the Estimated Net Worth is less than $0, by (y) the Closing Date Reference Price.
               (ii) The Securityholders hereby agree that, notwithstanding anything herein to the contrary, the Merger Consideration paid by Purchaser at Closing shall be reduced by the lesser of (i) 600,000 shares of Purchaser Common Stock and (ii) the number of shares of Purchaser Common Stock determined by dividing $3,000,000 by the Closing Date Reference Price (the “Escrow Shares”) to secure indemnification obligations pursuant to ARTICLE IX. At the Closing, Purchaser shall issue the First Earn-Out Tranche Shares to the Securityholders and shall cause such shares to be deposited, together with stock powers executed in blank, with the Escrow Agent. For the avoidance of doubt, the First Tranche Escrow Shares shall be released to the Securityholders only upon satisfaction of the applicable requirements set forth in Section 2.15 and in all circumstances, shall not be deemed to be “Escrow Shares” to secure indemnification obligations pursuant to ARTICLE IX. The deposit of the Escrow Shares on the Closing Date with the Escrow Agent to constitute the “Escrow Fund” and the deposit of the First Earn-Out Tranche Shares with the Escrow Agent to constitute the “Earn-Out Escrow,” and the Escrow Fund and Earn-Out Escrow shall be governed by the terms set forth herein and in the Escrow Agreement. Each former Securityholder’s proportionate interest in the Escrow Fund shall be based on such Securityholder’s proportionate interest in the Merger Consideration payable pursuant to the first paragraph of Section 2.3(e). The Escrow Shares and First Earn-Out Tranche Shares shall be registered in the names of the Securityholders. The Securityholders shall execute and deliver to the Escrow Agent stock powers in blank in favor of the Purchaser.
               (iii) The Stock Consideration shall be reduced at the Closing by a number of shares of Purchaser Common Stock equal to the quotient obtained by dividing (x) all Transaction Expenses in excess of $400,000 (unless and to the extent that positive Closing Net Worth is equal to or greater than the amount of such excess), by (y) the Closing Date Reference Price. At least three (3) Business Days prior to the Closing, the Company shall deliver a certificate to the Purchaser signed by the Chief Financial Officer of the Company, setting forth a detailed listing of the unpaid Transaction Expenses (the “Closing Transaction Expenses Certificate”).
               (iv) Notwithstanding anything to the contrary herein, the amount of any reduction to the Stock Consideration calculated pursuant to Section 2.3(d)(i) or Section 2.3(d)(ii) may be paid in full or in part in cash at the option of the Securityholders’ Representative, by wire transfer of immediately available funds, in which case the Stock Consideration shall not be so reduced.
          (e) Conversion of Shares. At the Effective Time and without any action on the part of any party or any holders of securities of each Company, each issued and outstanding Share immediately prior to the Effective Time (other than Appraisal Shares and Shares held in the Company’s treasury), shall by virtue of the Merger be cancelled and retired and shall be converted into the right to receive the consideration specified in this Section 2.3(e), payable as specified in Section 2.5 and the Allocation Schedule, and the right to receive the Additional Merger Consideration in accordance with Section 2.15.

               (i) Each share of capital stock held in the Company’s treasury immediately prior to the Effective Time shall be cancelled and retired without payment of any consideration therefor.
               (ii) Each share of common stock, $0.01 par value per share, of the Transitory Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter evidence one share of common stock, $0.01 par value per share, of the Surviving Corporation.
          (f) Assumption of Stock Options.
               (i) At the Effective Time, each outstanding option to purchase UCC Common Stock (a “Stock Option”) granted under UCC’s 2003 Amended and Restated Stock Option Plan (the “UCC Stock Option Plan”) that is outstanding as of the Effective Time shall by virtue of the Merger be assumed by Purchaser (the “Assumed Option”) and shall constitute an option to acquire, on the same terms and conditions as were applicable under such Stock Option prior to the Effective Time, that number of shares of Purchaser Common Stock equal to the quotient determined by dividing (x) the number of shares of UCC Common Stock for which such Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, and the per share exercise price for shares of Purchaser Common Stock issuable upon exercise of each Stock Option will be equal to the exercise price per share at which such Stock Option was exercisable immediately prior to the Effective Time multiplied by the Exchange Ratio; provided that no more than 106,236 shares of Purchaser Common Stock, in the aggregate, shall be issuable upon the exercise of such options (as adjusted for stock splits and stock dividends). The Stock Option Allocation Schedule attached as Schedule IV to this Agreement sets forth the Purchaser options issuable at Closing in respect of each assumed Stock Option. No Stock Option as so converted shall be exercisable for a fractional share of Purchaser Common Stock and the number of shares of Purchaser Common Stock for which the assumed Stock Options shall be exercisable shall be rounded down to the nearest whole share of Purchaser Common Stock; provided, however, that (i) the vesting schedule of the assumed options shall continue to be determined by reference to the applicable agreement evidencing such Stock Option or the UCC Stock Option Plan. In the case of any assumed Stock Options, the exercise price, the number of shares of Purchaser Common Stock purchasable pursuant to such Stock Options and the terms and conditions of exercise of such Stock Options shall be determined in order to comply with Section 424(a) of the Code and Section 409A of the Code.
               (ii) As soon as practicable after the Effective Time, Purchaser shall deliver to each holder of an assumed Stock Option an appropriate notice setting forth such holder’s rights pursuant thereto and such Assumed Stock Option shall continue in effect on the same terms and conditions (including any applicable anti-dilution provisions, and subject to the adjustments required by this Section 2.3(f) after giving effect to the Merger).
               (iii) Purchaser shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Purchaser Common Stock for delivery pursuant to the terms set forth in this Section 2.3(f).

     2.4. Exchange of Certificates. At the Effective Time, Purchaser shall deposit, or shall cause to be deposited, with the Securityholders’ Representative who shall serve as Exchange Agent for purposes of this ARTICLE II (in such capacity, the “Exchange Agent”), for the benefit of the holders of the Shares, in accordance with this ARTICLE II, (i) certificates representing the Purchaser Common Stock to be issued in connection with the Merger (less the Escrow Shares), and (ii) cash in lieu of fractional shares (such cash and certificates for Purchaser Common Stock being hereinafter referred to as the “Exchange Fund”) to be issued pursuant to Section 2.3 and paid pursuant to Section 2.5 and Section 2.6 in exchange for, or in full satisfaction of, outstanding Shares.
     2.5. Exchange Procedure. As soon as practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented Shares (the "Certificates”), (a) a letter of transmittal (which shall (x) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and (y) otherwise be in a customary form and (b) instructions for use in effecting the surrender of the Certificates in exchange for the consideration contemplated by Section 2.3, including cash in lieu of fractional shares. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (1) such holder’s portion of the Merger Consideration, as set forth on the Allocation Schedule (evidenced by certificates representing that number of whole shares of Purchaser Common Stock which such holder has a right to receive pursuant to Section 2.3, less such holder’s portion of the Escrow Shares) and (2) a check representing the amount of cash in lieu of fractional shares, if any, that such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this ARTICLE II, after giving effect to any required withholding Tax. No interest will be paid or accrued on the cash payable to holders of the Shares. In the event of a transfer of ownership of the Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of Purchaser Common Stock, together with a check for the cash to be paid pursuant to this Section 2.5 may be issued to such a transferee if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the transferee shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Purchaser that such Tax has been paid or is not applicable. Purchaser or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Purchaser or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or under any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Purchaser or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
     2.6. No Fractional Securities. No fractional shares of Purchaser Common Stock shall be issued pursuant hereto. In lieu of the issuance of any fractional share of Purchaser Common Stock, cash adjustments will be paid to holders in respect of any fractional share of Purchaser Common Stock that would otherwise be issuable, and the amount of such cash adjustment shall be equal to the product obtained by multiplying such stockholder’s fractional shares of Purchaser Common Stock that would otherwise be issuable by the Closing Date Reference Price.
     2.7. No Further Ownership Rights in Shares. All Purchaser Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this ARTICLE II (including any cash paid pursuant to Section 2.6) shall be deemed to have been issued in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates. At the Effective Time, the stock transfer books of each Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time, other than the right to receive such holder’s Pro Rata Share of the Additional Merger Consideration, if earned. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this ARTICLE II.
     2.8. Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Shares for six (6) months after the Effective Time may be delivered to Purchaser, upon demand, and any holders of the Shares who have not theretofore complied with this ARTICLE II and the instructions set forth in the letter of transmittal mailed to such holders after the Effective Time shall thereafter look only to the Purchaser, the Surviving Corporation or its agent (subject to abandoned property, escheat or other similar laws) for payment of their Purchaser Common Stock, cash and unpaid dividends and distributions on Purchaser Common Stock deliverable in respect of the Shares such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.
     2.9. No Liability. None of Purchaser, Transitory Subsidiary, any Company or the Exchange Agent shall be liable to any Person in respect of any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
     2.10. Appraisal Shares.
          (a) Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has complied with all of the relevant provisions of the NYBCL or NYLLCL, as applicable (“Appraisal Shares”), shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses the right to appraisal. A holder of Appraisal Shares shall be entitled to receive payment of the appraised value thereof in accordance with the provisions of the NYBCL or NYLLCL, as applicable, unless, after the Effective Time, such holder fails to perfect or withdraws or loses such holder’s right to appraisal, in which case such Appraisal Shares shall be converted into and represent only the right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificate or Certificates representing such Appraisal Shares pursuant to Section 2.2.
          (b) Each Company shall give Purchaser (i) prompt notice of any written demands for appraisal of any Appraisal Shares, attempted withdrawals of such demands and any other instruments served pursuant to the NYBCL or NYLLCL, as applicable, and received by the

Company relating to rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the NYBCL or NYLLCL, as applicable. Except with the prior written consent of Purchaser, no Company shall voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for appraisal.
     2.11. Closing. The closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall take place three days after the date on which all the conditions set forth in ARTICLE VII and ARTICLE VIII shall have been satisfied or waived at the offices of Kirkland & Ellis LLP, 655 15th Street, N.W., Washington, DC 20005, or at such other date as may be agreed to by the Purchaser and the Company. Such time and date are referred to in this Agreement as the “Closing Date.” Subject to the provisions of ARTICLE X of this Agreement, the failure to consummate the Merger contemplated by this Agreement on the date and time and at the place determined pursuant to this Section 2.11 shall not result in the termination of this Agreement and shall not relieve any party to this Agreement of any obligation under this Agreement.
     2.12. Transfer Taxes. All stamp, transfer, documentary, sales, use, registration and other such taxes, levies and fees (including any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby (collectively, the “Transfer Taxes”) shall be borne by the Purchaser, provided that any such Transfer Taxes that are in excess of $50,000 shall be borne equally by the Purchaser and the Securityholders.
     2.13. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Purchaser or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Purchaser or the Exchange Agent may direct as indemnity against any claim that may be made against them with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Purchaser Common Stock and any cash in lieu of fractional shares of Purchaser Common Stock to which the holders thereof are entitled pursuant to Section 2.6.
     2.14. Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties, permits, licenses or assets of the Transitory Subsidiary, or any Company, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of the Transitory Subsidiary, or any Company, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of the Transitory Subsidiary, or any Company, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of the Transitory Subsidiary, or any Company and otherwise to carry out the purposes of this Agreement.

     2.15. Earn-Out Payment Provisions.
          (a) Following the Closing, the Securityholders shall be entitled to receive from the Purchaser, the Additional Merger Consideration based on achievement during the Earn-Out Period of certain financial performance of the Purchaser (as specified in Section 2.15(b)(ii), each an applicable “Adjusted EBITDA Threshold”) and maintenance of certain average closing prices of Purchaser’s Common Stock (as specified in Section 2.15(b)(i), each an applicable “Trading Price Threshold”), as set forth below.
          (b) Earn-Out Thresholds.
               (i) Trading Price Thresholds
                    (A) If the average last reported sale price of a share of Purchaser Common Stock over a period of 30 consecutive Trading Days is at least $6.00 (adjusted for any stock splits or stock dividends), the first Trading Price Threshold (the “First Trading Price Threshold”) shall be deemed to have been satisfied.
                    (B) If the average last reported sale price of a share of Purchaser Common Stock over a period of 30 consecutive Trading Days is at least $8.00 (adjusted for any stock splits or stock dividends), the second Trading Price Threshold (the “Second Trading Price Threshold”) shall be deemed to have been satisfied. Satisfaction of the Second Trading Price Threshold shall be deemed to have satisfied both the First Trading Price Threshold and the Second Trading Price Threshold.
                    (C) If the average last reported sale price of a share of Purchaser Common Stock over a period of 30 consecutive Trading Days is at least $10.00 (adjusted for any stock splits or stock dividends), the third Trading Price Threshold the (“Third Trading Price Threshold”) shall be deemed to have been satisfied. Satisfaction of the Third Trading Price Threshold shall be deemed to have satisfied each of the First, Second and Third Trading Price Thresholds.
                    (D) Notwithstanding the foregoing, if aggregate Extraordinary Losses exceed $20,000,000 during the Earn-Out Period, then each Trading Price Threshold shall be reset to equal the Trading Price Threshold set forth above (without reduction pursuant to this Section 2.15(b)(i)(D)), less an amount equal to (x) the amount by which the aggregate amount of Extraordinary Losses through the date of such calculation exceeds $20,000,000, divided by (y) 25,000,000 (adjusted for any stock splits or stock dividends).
               (ii) Adjusted EBITDA Thresholds
                    (A) If Purchaser’s Annualized Adjusted EBITDA is at least $10,000,000 as measured for any fiscal quarter, then the first Adjusted EBITDA Threshold (the “First Adjusted EBITDA Threshold”) shall be deemed to have been satisfied.
                    (B) If Purchaser’s Annualized Adjusted EBITDA is at least $20,000,000 as measured for any fiscal quarter, then the second Adjusted EBITDA Threshold (the “Second Adjusted EBITDA Threshold”) shall be deemed to have been satisfied.

Satisfaction of the Second Adjusted EBITDA Threshold shall be deemed to have satisfied both the First Adjusted EBITDA Threshold and the Second Adjusted EBITDA Threshold.
                    (C) If Purchaser’s Annualized Adjusted EBITDA is at least $30,000,000 as measured for any fiscal quarter, then the third Adjusted EBITDA Threshold (the “Third Adjusted EBITDA Threshold”) shall be deemed to have been satisfied. Satisfaction of the Third Adjusted EBITDA Threshold shall be deemed to have satisfied each of the First, Second and Third Adjusted EBITDA Thresholds.
          (c) Payment of Additional Merger Consideration. Subject to Section 2.15(d) below, if at any time during the Earn-Out Period:
               (i) both the First Trading Price Threshold and the First Adjusted EBITDA Threshold shall have been met, then Purchaser shall deliver to the Securityholders’ Representative (on behalf of the Securityholders) $3,333,333.00 in cash, in a cashier’s or certified check, or wire transfer of immediately available funds to an account designated by the Securityholders’ Representative, and the Escrow Agent shall release the certificates evidencing the First Earn-Out Tranche Shares from the Earn-Out Escrow (the “First Earn-Out Tranche”);
               (ii) both the Second Trading Price Threshold and the Second Adjusted EBITDA Threshold shall have been met, then Purchaser shall deliver to the Securityholders’ Representative (on behalf of the Securityholders) $3,333,333.00 in cash, in a cashier’s or certified check, or wire transfer of immediately available funds to an account designated by the Securityholders’ Representative, and certificates evidencing 800,000 shares of Purchaser Common Stock (adjusted for any stock splits or stock dividends) (the “Second Earn-Out Tranche”); and
               (iii) both the Third Trading Price Threshold and the Third Adjusted EBITDA Threshold shall have been met, then Purchaser shall deliver to the Securityholders’ Representative (on behalf of the Securityholders) $3,333,334.00 in cash, in a cashier’s or certified check, or wire transfer of immediately available funds to an account designated by the Securityholders’ Representative, and certificates evidencing 800,000 shares of Purchaser Common Stock (adjusted for any stock splits or stock dividends) (the “Third Earn-Out Tranche” and together with the First Earn-Out Tranche and the Second Earn-Out Tranche, an “Earn-Out Tranche”).
               (iv) Notwithstanding the foregoing, (x) if at any time during the Earn-Out Period the average last reported sale price of a share of Purchaser Common Stock over a period of 90 consecutive Trading Days is at least $10.00 and the First Adjusted EBITDA Threshold shall have been met or (y) upon a Change of Control during the Earn-Out Period, unless at such time following conclusion of the Phase-In Period the Business is the Non-Primary Business of the Purchaser, all Additional Merger Consideration not previously paid pursuant to clauses (i)-(iii) above shall be deemed earned and payable in accordance with Section 2.15(a) and this Section 2.15(c).

          (d) Calculation Procedure. Within 15 days following the filing of each Form 10-Q and Form 10-K during the Earn-Out Period, Purchaser shall prepare and deliver to the Securityholders’ Representative a statement (the “Adjusted EBITDA Statement”), which has been approved by a majority of the disinterested members of Purchaser’s Board of Directors, setting forth the Adjusted EBITDA of Purchaser. If an Adjusted EBITDA Threshold has been satisfied, as determined based on the Adjusted EBITDA Statement, then the Purchaser shall further include with the Adjusted EBITDA Statement a statement whether the corresponding Trading Price Threshold with respect to an Earn-Out Tranche has been satisfied. In the event that an Earn-Out Tranche is determined to be due and payable, then, subject to Section 9.4(a), no later than 10 days following delivery of the Adjusted EBITDA Statement, Purchaser shall pay the applicable Earn-Out Tranche in accordance with Section 2.15(c) above.
     2.16. Post-Closing Adjustment.
          (a) As promptly as practicable, but no later than sixty (60) Business Days after the Closing Date, Purchaser will cause to be prepared and delivered to the Securityholders’ Representative a Net Worth statement, as modified by Schedule II (the “Closing Net Worth Statement”), which has been approved by a majority of the disinterested members of Purchaser’s Board of Directors, setting forth (x) the Net Worth of UCC, Consulting Corp. and Servicing LLC, on a combined basis, as of the Closing Date (the “Closing Net Worth”).
          (b) During the 20-day period following Securityholders’ Representative’s receipt of the Closing Net Worth Statement, Securityholders’ Representative and its independent accountants shall be permitted to review the working papers relating to the Closing Net Worth Statement. The Closing Net Worth Statement shall be final and binding on each of the Parties hereto unless the Securityholders’ Representative objects and delivers a written notice of disagreement (a “Notice of Disagreement”) to Purchaser within twenty (20) Business Days after the delivery of the Closing Net Worth Statement. Such Notice of Disagreement shall (i) specify in reasonable detail the item or items in dispute and shall state the amount, if any, of any adjustment that the Securityholders’ Representative believes should be made to the Closing Net Worth, (ii) only include disagreements based on Closing Net Worth not being calculated in accordance with this Section 2.16 and (iii) be accompanied by a certificate of Securityholders’ Representative’s independent auditors that they concur with each of the positions taken by the Securityholders’ Representative in its Notice of Disagreement.
          (c) In the event of a disagreement over the Closing Net Worth Statement, Purchaser and the Securityholders’ Representative shall use reasonable efforts to resolve their dispute (which settlement, if any, has been approved by a majority of the disinterested members of Purchaser’s Board of Directors), but if a final resolution thereof is not obtained within fifteen (15) Business Days of delivery of the Notice of Disagreement, Purchaser and the Securityholders’ Representative shall promptly retain a mutually agreeable “Big 4” accounting firm (the “Independent Accountant”) to resolve any remaining disputes concerning the Closing Net Worth Statement. The Independent Accountant shall determine, based solely on the provisions of this Agreement and the presentations by Purchaser and the Securityholders’ Representative and their respective representatives, and not by independent review, only the appropriate amount, inclusion or omission of the disputed items, and shall modify the Closing Net Worth Statement to conform to its determination within thirty (30) days after it has been engaged. In resolving any disputed item, the Independent Accountant: (x) shall limit its review to matters specifically set forth in the Notice of Disagreement as a disputed item, (y) shall further limit its review to whether the Closing Net Worth Statement is mathematically accurate and has been prepared in accordance with this Section 2.16, and (z) shall not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party. The determination of the Independent Accountant shall be final, conclusive and binding on the Parties and shall not be subject to appeal absent manifest error. The fees and expenses of the Independent Accountant shall be split equally between the Purchaser and the Securityholders with the Securityholders’ portion paid out of the Escrow Fund by the release of a number of Escrow Shares to the Purchaser equal to the amount of such expenses owed by the Securityholders divided by the Closing Date Reference Price. The Closing Net Worth Statement, as adjusted by the Parties, or if required by the Independent Accountant, shall be deemed to be the “Closing Net Worth Statement” for all purposes under this Agreement.
          (d) If the amount of the Net Worth as reflected on the Closing Net Worth Statement (the “Final Net Worth”) is less than negative One Hundred Thousand Dollars (-$100,000), then the Purchaser shall be entitled to recover that portion of the Stock Consideration from the Escrow Fund by the release of a number of Escrow Shares to Purchaser equal to the amount in dollars by which such Final Net Worth is less than ($100,000) divided by the Closing Date Reference Price (the “Recovery Amount”), except to the extent within five (5) Business Days of the determination of Final Net Worth, the Securityholders’ Representative pays the Recovery Amount to the Purchaser in cash, by wire transfer of immediately available funds.
ARTICLE III
REPRESENTATIONS OF THE SECURITYHOLDERS
     Each Securityholder hereby, severally and not jointly, represents and warrants as to itself to the Purchaser except as set forth in the Disclosure Schedules (as defined below) (it being agreed that any disclosure set forth on any particular section of the Disclosure Schedule shall be deemed to apply to each other section or subsection thereof to the extent that it is apparent on the face of the applicable disclosure that such information is applicable to such other section or subsection without reference to any underlying documentation) attached hereto, as follows:
     3.1. Ownership of Stock. Such Securityholder is the record and beneficial owner of, and has good and legal title to, all of the Shares which are set forth opposite such Securityholder’s name on Schedule 3.1 hereto and will on the Closing Date be the lawful, record and beneficial owner of, and have good and legal title to, all of the Stock Option Shares which are set forth opposite such Securityholder’s name on Schedule 3.1 hereto, which Shares and Stock Option Shares shall be free and clear of all liens, rights, options, encumbrances, restrictions and claims of every kind and character (“Liens”) as of the Closing, other than Liens arising under applicable federal, state and local securities laws.
     3.2. Authorization and Validity of Agreement. Each Securityholder (if a corporation or other entity) is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation or formation. Each Securityholder has full power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated by this Agreement. This Agreement and the Ancillary Agreements to which it is a party have been duly executed and delivered by such Securityholder and, assuming the due execution of this Agreement by the Purchaser, the Transitory Subsidiary, each Company and each of the other Securityholders, this Agreement is a valid and binding obligation of such Securityholder, enforceable against such Securityholder in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally, and general equitable principles.
     3.3. Consents and Approvals; No Violations. The execution and delivery of this Agreement by such Securityholder and the consummation by such Securityholder of the Merger and the other transactions contemplated by this Agreement (a) will not violate any Legal Requirement or Order of any court or Government Authority to which such Securityholder is subject, (b) will not require such Securityholder to obtain any permit, consent or approval of, or to give any notice to, or file with, any Person on or prior to the Effective Time and (c) will not result in a violation or breach of, or constitute a default under, any note, bond, mortgage, indenture, agreement or other instrument or obligation to which such Securityholder is subject, excluding from the foregoing clauses (a) through (c) filings, permits, consents, approvals and notices the absence of which, and violations, breaches and defaults the existence of which, would not, individually or in the aggregate, prevent such Securityholder from performing its material obligations under this Agreement.
     3.4. Broker’s or Finder’s Fees. No agent, broker, firm or other Person acting on behalf of such Securityholder is, or will be, entitled to any investment banking, commission, broker’s or finder’s fees from any of the parties hereto, or from any Affiliate of any of the parties hereto, in connection with any of the transactions contemplated by this Agreement
     3.5. Absence of Claims. Except as set forth on Schedule 3.5, such Securityholder does not have any claim of any kind against any Company nor has such Securityholder assigned any such claims to a third party, other than for employees with respect to payment of accrued salary arising in the ordinary course of business.
     3.6. Litigation; Orders. Except as set forth on Schedule 3.6, there is no action, suit or proceeding at law or in equity by any Person or any arbitration or any administrative or other proceeding by or before any Government Authority (collectively, “Proceedings”) pending or, to the Knowledge of such Securityholder, threatened, against such Securityholder or any of his or its properties or assets that would prevent or materially delay the consummation of the transactions contemplated by this Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF EACH COMPANY
     Each Company hereby represents and warrants to the Purchaser, except as set forth in the disclosure schedules delivered by each Company to Purchaser on the date hereof (the “Disclosure Schedules”) (it being agreed that any disclosure set forth on any particular section of the Disclosure Schedule shall be deemed to apply to each other section or subsection thereof to the extent that it is apparent on the face of the applicable disclosure that such information is applicable to such other section or subsection without reference to any underlying documentation), as follows:
     4.1. Existence and Good Standing of Each Company; Authorization.
          (a) Each Company is duly incorporated or organized, validly existing and in good standing under the laws of the State of its incorporation, organization or formation. Each Company has all requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted. Each Company is duly qualified or licensed as a foreign corporation to conduct its business as currently conducted and, to the extent applicable, is in good standing, in each jurisdiction in which the character or location of the property owned, leased or operated by each Company or the nature of the business conducted by each Company makes such qualification necessary and has obtained all licenses, permits, franchises and other governmental authorizations necessary to the ownership or operation of its properties or the conduct of its business, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Schedule 4.1 contains a correct and complete list of each jurisdiction where each Company and each of their respective Subsidiaries is organized and qualified to do business.
          (b) Each Company has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, the Ancillary Agreements to which it is a party and the other agreements contemplated hereby, by the Company, and the consummation by it of the Merger and other transactions contemplated hereby and thereby, have been duly authorized and approved by its Board of Directors and stockholders or members, as applicable, and no other corporate, stockholder or similar action on the part of any Company or its securityholders is necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party by such Company and the consummation by such Company of the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party. This Agreement and the Ancillary Agreements to which it is a party each have been duly executed and delivered by each Company and, assuming the due execution of this Agreement by the Purchaser and the Transitory Subsidiary, constitutes a valid and binding obligation of each Company enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally, and general equitable principles. The Allocation Schedule complies in all respects with the terms of each Company’s Organizational Documents, and upon receipt of the Merger Consideration in accordance with the Allocation Schedule, no Securityholder will have any further right, claim or interest in or to any portion of the Merger Consideration, other than the right to receive Additional Merger Consideration in accordance with and pursuant to the terms set forth in Section 2.15(c).
          (c) The Board of Directors of each Company, at a meeting duly called and held or in a written consent in lieu of a meeting, duly and unanimously adopted resolutions (i) approving this Agreement, the Merger and the other transactions contemplated under this Agreement, (ii) determining that the terms of the Merger and the other transactions contemplated under this Agreement are fair to and in the best interests of each such Company and its stockholders or members, as applicable, and (iii) declaring that this Agreement is advisable. No state takeover statute or similar statute or regulation applies to any Company with respect to this Agreement, the Merger or any other transaction contemplated under this Agreement.
          (d) Each Company has delivered to Purchaser correct and complete copies of its Organizational Documents (as amended to date). The minute books (containing the records of meetings of the stockholders or members, as applicable, the Board of Directors, and any committees of the Board of Directors), the stock certificate books, and the stock record books or similar records of membership interests, as applicable, for each Company are correct and complete in all material respects. No Company is in default under or in violation of any provision of its Organizational Documents.
     4.2. Capitalization. Schedule 4.2 sets forth the number of authorized and issued Shares of each Company. Except for the Shares or as otherwise set forth on Schedule 4.2, there are no Equity Interests of any Company issued, reserved for issuance or outstanding. All outstanding Equity Interests of each Company have been duly authorized and are validly issued, fully-paid and nonassessable, and are held of record and owned beneficially as set forth on Schedule 4.2. Except as set forth on Schedule 4.2, there are no outstanding or authorized options, warrants, subscriptions, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any Company providing for the purchase, issuance or sale of any Equity Interest of any Company, other than the transactions contemplated by this Agreement. Except as set forth on Schedule 4.2, there are no outstanding stock appreciation, phantom stock or similar rights with respect to any Company. Other than as set forth on Schedule 4.2, no Company has any obligation of any kind to issue any Equity Interest to any Person. There are no voting trusts, proxies or other agreements, or understandings with respect to the voting of the capital stock of any Company. Schedule 4.2 sets forth the grant date, exercise price and vesting terms of the Assumed Options. Except as set forth on Schedule 4.2, all Assumed Options have been issued with an exercise price no less than fair market value on the date of grant.
     4.3. Subsidiaries; Joint Ventures.
          (a) Each Subsidiary of each Company is validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, has all requisite power to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which it owns or leases property or conducts any business so as to require such qualification, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.
          (b) Schedule 4.3 contains a true and complete list of the Subsidiaries of each Company and sets forth, with respect to each such Subsidiary, the jurisdiction of incorporation or formation, the authorized and outstanding Equity Interests of such Subsidiary and the owner(s) of record of such outstanding Equity Interests. All of the outstanding Equity Interests of the Subsidiaries of each Company (collectively, the “Subsidiary Shares”) have been duly authorized, are validly issued, fully paid and nonassessable. The Company, directly or indirectly, owns beneficially all of the outstanding Equity Interests of each Subsidiary of the

Company, free and clear of any Liens. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company or any of its Subsidiaries to sell, transfer, or otherwise dispose of any Capital Stock of any of its Subsidiaries or that could require any Subsidiary of the Company to issue, sell, or otherwise cause to become outstanding any of its own Capital Stock.
          (c) Other than the Subsidiary Shares set forth on Schedule 4.3, no Subsidiary of the Company has outstanding any Equity Interests.
          (d) Except for the Subsidiary Shares, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any Equity Interests of any Person.
     4.4. Consents and Approvals; No Violation. Except as set forth in Schedule 4.4, the execution and delivery of this Agreement and the consummation of the Merger and other transactions contemplated hereby do not and will not:
     (a) violate or conflict with the provisions of the Organizational Documents of any Company;
     (b) violate any Legal Requirement or Order to which any Company is subject or by which any of its material properties or assets are bound;
     (c) require any permit, consent or approval of, or the giving of any notice to, or filing with any Government Authority or other Person except for the filing of the Certificates of Merger with the Secretary of State of the States of Delaware and New York; or
     (d) result in the acceleration or modification of any obligations under, a violation or breach of, constitute (with or without due notice or lapse of time or both) a default under, or result in the creation of any Lien upon any of the properties or assets of any Company under any of the terms, conditions or provisions of, any Indebtedness or Material Contract of any Company;
excluding from the foregoing clauses (b) and (c) permits, consents, approvals, notices and filings the absence of which, and violations, breaches, defaults and Liens the existence of which, have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     4.5. Financial Statements; No Undisclosed Liabilities; Indebtedness.
     (a) (i) UCC has delivered to the Purchaser an audited balance sheet of the Company as of December 31, 2004 and 2005, and the related statements of operations, stockholders’ equity and cash flows for the fiscal years then ended, together with the report thereon of the Company’s independent certified public accountants (including the notes thereto, the “UCC Financial Statements”), (ii) each of Consulting Corp. and Servicing LLC have delivered to the Purchaser an unaudited balance sheet of such Company as of December 31, 2004 and 2005, and the related unaudited statements of operations, stockholders’ equity and cash flows of such Company (the “Consulting and Servicing Financial Statements”), (iii) UCC has delivered to the Purchaser an unaudited balance sheet of the Company as of March 31, 2006 (the “UCC Balance Sheet”) and the related unaudited statements of operations, stockholders’ equity and cash flows of the Company (together with the UCC Balance Sheet, the “UCC Interim Reports”) and (iv) each of Consulting Corp. and Servicing LLC have delivered to the Purchaser an unaudited balance sheet of such Company as of March 31, 2006 (the “Consulting and Servicing Balance Sheets”) and the related unaudited statements of operations, stockholders’ equity and cash flows of such Company (together with the Consulting and Servicing Balance Sheets, the “Consulting and Servicing Interim Reports”). The UCC Financial Statements, UCC Interim Reports, Consulting and Servicing Financial Statements and Consulting and Servicing Interim Reports are accurate and complete in all material respects and each fairly present the financial position and the results of operations, stockholders’ equity and cash flows of the Company as of the respective dates of, and for the periods referred to in, such UCC Financial Statements and UCC Interim Reports, all in accordance with GAAP, applied consistently through the periods involved, subject, in the case of the UCC Interim Reports, to normal year-end adjustments (which are not material in the aggregate) and the absence of footnotes and are consistent with the books and records of the Company. No financial statements of any other Person are required by GAAP (or under Regulation S-X, assuming it were applicable to the Company) to be included in the financial statements of the Company.
          (b) Except as and to the amount disclosed on Schedule 4.5, no Company has any material Liabilities, except for (i) those Liabilities accrued or disclosed on the face of the December 31, 2005 balance sheet in the UCC Financial Statements and (ii) Liabilities incurred since December 31, 2005 in the ordinary course of business consistent with past practice, which, individually or in the aggregate, are not material in nature.
     4.6. Real Property.
          (a) Except as disclosed on Schedule 4.6(a), no Company owns any real property.
          (b) Schedule 4.6(b) lists all Real Property Leases (or, if oral, a summary of the material terms thereof) including the address of the subject property, and, except as set forth on Schedule 4.6(b):
     (i) each Company has delivered or made available to the Purchaser correct and complete copies of the Real Property Leases (as amended to date);
     (ii) all rents and additional rents due to date on each such Real Property Lease have been paid;
     (iii) there are no pending condemnation claims, proceedings, lawsuits or administrative actions relating to the real property subject to the Real Property Leases or other matters affecting the current use or occupancy thereof, and no notice from any Government Authority has been received by any Company requiring or calling attention to the need for any material work, repair, construction, alteration or installation on, or in connection with, the real property subject to the Real Property Leases;
     (iv) no Company has granted any subleases, licenses, concessions or other agreements, written or oral, granting to any party the right of use or occupancy of any material portion of the real property subject to the Real Property Leases;
     (v) no Company has not received notice and is not in material breach of or material default under any of the Real Property Leases, and, to the Company’s Knowledge, no other party to any of the Real Property Leases is in material breach or material default thereunder, and no event has occurred or circumstance exists which with the delivery, notice, passage of time or both would constitute such a breach or default or permit the termination, modification or acceleration of rent under any Real Property Lease;
     (vi) no material amount of security deposit deposited with respect to any Real Property Lease has been applied in respect of a breaches or defaults under any Real Property Lease and have not been redeposited in full;
     (vii) no Company owes any brokerage commissions or finder’s fees with respect to any Real Property Lease; and
     (viii) there are no material forbearance programs in effect with respect to any Real Property Lease.
          (c) As of the date of this Agreement, the real property in which any Company has an interest through the Real Property Leases listed on Schedule 4.6(b) constitutes all of the real property used by each Company in the conduct of its business and no Company is a party to any agreement or option to purchase any real property or interest therein.
          (d) Except as set forth on Schedule 4.6(d), the transactions contemplated by this Agreement do not require the consent of any other party to such Real Property Leases, will not result in a breach of or default under such Real Property Leases, and will not otherwise cause such Real Property Leases to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Merger.
     4.7. Title to Assets. Each Company and its Subsidiaries have, and immediately following consummation of the Merger, the Surviving Corporation will have, good and legal title to, or a valid leasehold interest in, all properties and assets that the Company or its Subsidiaries purport to own or are used in the business, to the extent that such properties and assets are either material, individually or in the aggregate, to the operation of the business as currently conducted or represent the right to the receipt of a material amount of revenue as reflected on the UCC Balance Sheet, the Consulting Balance Sheet and the Servicing Balance Sheet.
     4.8. [Reserved].

     4.9. Litigation; Orders.
          (a) Except as set forth of Schedule 4.9(a), there are no Proceedings pending or, to the Knowledge of the Company, threatened, against any Company or any of their properties or assets.
          (b) Except as set forth on Schedule 4.9(b), (i) there is no Order or, to the Knowledge of the Company, inquiry by any Governmental Authority, to which any Company or any of their properties and assets is subject, (ii) the holders of Shares are not subject to any Order that affects the properties or assets of any Company and (iii) each Company is in material compliance with each Order to which it or its properties or assets are subject.
     4.10. Intellectual Property.
          (a) Schedule 4.10(a) contains a complete and accurate list of all of the following that are owned or used by each Company in the operation of its business: (i) patented or registered Intellectual Property Rights, (ii) pending patent applications or other applications for registrations of other Intellectual Property Rights, (iii) all computer software (other than mass-marketed software purchased or licensed for less than a total cost of $25,000), (iv) trade or corporate names, trade dress, logos, slogans, Internet domain names, material unregistered trademarks, and material unregistered service marks, (v) material unregistered copyrights, and (vi) any other material Intellectual Property Rights. Schedule 4.10(a) also contains a complete and accurate list of all licenses and other rights granted by each Company to any third party with respect to any Intellectual Property Rights and all licenses and other rights granted by any third party to each Company with respect to any Intellectual Property Rights, in each case identifying the subject Intellectual Property Rights. All of the material licenses set forth in Schedule 4.10(a) are valid and binding obligations of each Company, as applicable, and to the Knowledge of the Company the other parties thereto, and are enforceable against each such Company, as applicable, and, to the Knowledge of the Company, the other parties thereto, in accordance with their respective terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency or similar laws of general application relating to or affecting the enforcement of creditors’ rights or by general principles of equity. To the Knowledge of the Company, the owners of any Intellectual Property Rights licensed to each Company have taken all commercially reasonable action to maintain and protect the Intellectual Property Rights subject to such licenses.
          (b) Each Company, as applicable, owns and possesses, free and clear of all Liens, all right, title and interest in or has the right to use pursuant to a valid and enforceable written license, all Intellectual Property Rights necessary, desirable or used for the operation of the business as presently conducted and as presently proposed to be conducted (including ownership of all right, title and interest in and to the Intellectual Property Rights set forth on Schedule 4.10(a)) (“Company Intellectual Property Rights”). All of the Company Intellectual Property Rights are, to the Knowledge of the Company, valid and enforceable and none of the Company Intellectual Property Rights have been misused. No loss or expiration of any of the Company Intellectual Property Rights is pending or, to the Knowledge of the Company, threatened, or reasonably foreseeable. Each Company has taken all necessary and desirable action to maintain and protect the Company Intellectual Property Rights.

          (c) Except as set forth on Schedule 4.10(c), (i) to the Knowledge of the Company, there are no claims against any Company or a predecessor company that were either made within the past six (6) years or are presently pending contesting the validity, use, ownership or enforceability of any of the Company Intellectual Property Rights, and, to the Knowledge of the Company, there is no basis for any such claim, (ii) no Company has infringed, misappropriated or otherwise conflicted with, and the operation of the business as currently conducted and as proposed to be conducted will not infringe, misappropriate or otherwise conflict with, any Intellectual Property Rights of other Persons and no Company is aware of any facts which indicate a likelihood of any of the foregoing and no Company has received any notices regarding any of the foregoing (including, any demands or offers to license any Intellectual Property Rights from any other Person), or requested or obtained any opinion of counsel regarding the foregoing, and (iii) to the Knowledge of the Company, no third party has infringed, misappropriated or otherwise conflicted with any of the Company Intellectual Property Rights. The transactions contemplated by this Agreement shall not impair the right, title or interest of each Company in and to the Company Intellectual Property Rights and all of the Company Intellectual Property Rights shall be owned or available for use by the Purchaser immediately after the Merger on terms and conditions identical to those under which each Company owned or used the Company Intellectual Property Rights immediately prior to the Merger.
          (d) All past and present employees of, and consultants to, each Company have entered into agreements regarding the non-disclosure of confidential information.
          (e) Except for “shrink-wrap” and similar commercial end-user licenses and as set forth on Schedule 4.10(e), the Company does not use in its business, and has not taken a security interest in, pursuant to a written license, sublicense, agreement, or permission, any Intellectual Property Right that is owned by a third party.
     4.11. Taxes.
          (a) Each Company has timely filed (taking into account all applicable extensions of time for filing) all federal income Tax Returns and all other material Tax Returns (whether federal, state, local or foreign) that are or were required to be filed by or with respect to each such Company. All such Tax Returns were correct and complete in all material respects. Except as set forth on Schedule 4.11(a), no Company is currently the beneficiary of any extension of time within which to file any Tax Return. To the Company’s Knowledge, no claim has ever been made by an authority in a jurisdiction where any Company does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.
          (b) Each Company has paid, or has reserved (in accordance with GAAP) for payment of, all Taxes whether or not shown as due on the Tax Returns referred to in Section 4.11(a) hereof. There is no tax sharing agreement that could require any payment by any Company after the date of this Agreement.
          (c) Except as set forth on Schedule 4.11(c), no Company has given or been requested to give waivers or extensions of any statute of limitations relating to the payment of Taxes for which it may be liable.

          (d) No Company has liability for the Taxes of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.
          (e) Each Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
          (f) To the Knowledge of the Company, there is no pending or threatened dispute or claim concerning any Tax liability of any Company.
          (g) No Company has filed a consent under Code §341(f) concerning collapsible corporations. No Company is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in payment of (i) any “excess parachute payment” within the meaning of Code §280G or (ii) any amount that will not be fully deductible as a result of Code §162(m). No Company has been a United States real property holding corporation within the meaning of Code §897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii). Each Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code §6662.
          (h) The unpaid Taxes of each Company will not, as of the Closing Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the UCC Balance Sheet (rather than in any notes thereto).
          (i) No Company will be required to include any item of income in, nor will any Company exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any: (i) change in method of accounting by any such Company for a taxable period ending on or prior to the Effective Time under Code §481(c) (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed by any such Company on or prior to the Effective Time; (iii) deferred intercompany gain or any excess loss account of any such Company described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale or open transaction disposition made by any such Company on or prior to the Effective Time; or (v) prepaid amount received by any such Company on or prior to the Effective Time.
          (j) To the Knowledge of the Company, any “nonqualified deferred compensation plan” (as such term is defined in Code Section 409A) of the Company has been operated in material compliance with such Code Section.
     4.12. Compliance With Laws; Permits.
          (a) No Company has received any written notice of any violations with respect to, and each Company has complied with all Legal Requirements applicable to such Company, except for (i) events of non-compliance set forth on Schedule 4.12, and (ii) events of non-compliance, which have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.
          (b) Each Company possesses all Government Authorizations necessary for the ownership, leasing and operation of its properties and the conduct of its business as currently conducted, except for where the failure to possess such Government Authorizations have not had, and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Further, (i) to the Knowledge of the Company, all such Government Authorizations are valid and in full force and effect and (ii) no Company has received any written notice of any event, inquiry, investigation or proceeding threatening the validity of such Government Authorizations and, to the Knowledge of the Company, no Government Authority has indicated an intention to conduct the same.
     4.13. Employee Benefit Plans.
          (a) Schedule 4.13 contains a complete and correct list of all Employee Benefit Plans.
          (b) Each Employee Benefit Plan (and each related trust, insurance contract, or fund) has been maintained, funded and administered in accordance with the terms of such Employee Benefit Plan and of any applicable collective bargaining agreement and complies in form and in operation with the applicable requirements of ERISA, the Code, and other applicable Legal Requirements.
          (c) All required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the Code with respect to each Employee Benefit Plan. Each Company, each of their Subsidiaries, and the ERISA Affiliates have complied and are in compliance with the requirements of COBRA.
          (d) All contributions (including all employer contributions and employee salary reduction contributions) and premium payments that are due for time periods ending prior to or on the Closing Date have been made within the time periods prescribed by ERISA and the Code with respect to each Employee Benefit Plan and all contributions and premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued .
          (e) Each Employee Benefit Plan that is intended to meet the requirements of a “qualified plan” under Code §401(a) has received a determination from the IRS that such Employee Benefit Plan is so qualified, and there are no facts or circumstances that could adversely affect the qualified status of any such Employee Benefit Plan. Each such Employee Benefit Plan has been timely amended to comply with the provisions of the legislation commonly referred to as “GUST” and “EGTRRA” and has been submitted to the IRS for a determination letter that takes the GUST amendments into account within the applicable remedial amendment period under Code §401(b).
          (f) There have been no Prohibited Transactions with respect to any Employee Benefit Plan and no Fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Employee Benefit Plan. No action, suit, proceeding, hearing, claim, audit or investigation with respect to the administration or the investment of the assets of any Employee Benefit Plan (other than routine claims for benefits) is pending or threatened, and there is no basis for any such action, suit, proceeding, hearing, claim, audit or investigation.
          (g) Each Company has delivered to Purchaser correct and complete copies of the plan documents and summary plan descriptions, the most recent determination letter received from the IRS, the most recent annual report (Form 5500, with all applicable attachments), and all related trust agreements, insurance contracts, and other funding arrangements that implement each Employee Benefit Plan.
          (h) No Company or any Subsidiary of any Company has an obligation to provide or any Liability with respect to post-employment or post-termination health or life insurance or other welfare-type benefits.
          (i) No Company, no Subsidiary of any Company, and no ERISA Affiliate contributes to, has any obligation to contribute to, or has any Liability under or with respect to any Employee Pension Benefit Plan subject to Code §302 or Title IV of ERISA, or has incurred or could incur any liability to the PBGC or otherwise under Title IV of ERISA. No Company, no Subsidiary of any Company, and no any ERISA Affiliate has incurred any Liability on account of a “partial withdrawal” or a “complete withdrawal” (within the meaning of ERISA §§4205 and 4203, respectively) from any Multiemployer Plan, no such Liability has been asserted, and there are no events or circumstances that could result in any such partial or complete withdrawal; and no Company, no Subsidiary of any Company and no ERISA Affiliate is bound by any contract or agreement or has any Liability described in ERISA §4204.
          (j) To the Knowledge of the Company, each Person who has received compensation for the performance of services on behalf of any Company or any Subsidiary of any Company has been properly classified as an employee or independent contractor in accordance with applicable Legal Requirements and each Employee Benefit Plan has complied in all material respects with the “leased employee” provisions of the Code.
     4.14. Transactions With Affiliates. Except as set forth on Schedule 4.14, (a) there are no Contracts between or among any of UCC, Consulting Corp. and Servicing LLC; (b) there are no Contracts between any Company, on the one hand, and any holder of Shares or any family member or Affiliate of any such holder, on the other hand; (c) there are no Material Contracts between any Company, on the one hand, and any employee or director or any family member or Affiliate of any such Person, on the other hand, other than employment agreements entered into in the ordinary course of business; (d) there are no loans or other Indebtedness owing by any holder of Shares or employee or any family member or Affiliate of any such Person to any Company; and (e) there is no agreement between or among one or more holders of Shares (clauses (b), (c), (d) and (e) together, the “Affiliate Agreements”).
     4.15. Insurance. Schedule 4.15 sets forth an accurate and complete list of (a) each insurance policy providing for liability exposure (including policies providing property, casualty, liability and workers’ compensation coverage and bond and surety arrangements) to which each

Company is currently a party, a named insured or otherwise the beneficiary of coverage (“Insurance Policies”) and (b) all insurance loss runs or workers’ compensation claims received for the past five policy years. No Company has received any written notice of any default under any Insurance Policy, and, to the Knowledge of the Company, all such Insurance Policies are in full force and effect. Since January 1, 2006, each Company has paid all premiums due thereunder and, except as set forth in Schedule 4.15, no notice (whether oral or written) of cancellation of any such coverage or increase in premiums thereof has been received by any Company.
     4.16. Environmental Matters. Except as set forth on Schedule 4.16:
          (a) The Company and its Subsidiaries have materially complied and are in material compliance with all Environmental Laws applicable to its business as presently or previously conducted, including without limitation all environmental permits required for the occupation of the Company’s or its Subsidiaries’ properties or facilities.
          (b) Neither the Company nor any of its Subsidiaries has received any notice, report or other information regarding any violation of, or liability under, Environmental Laws with respect to its past or current operations, properties or facilities.
          (c) Neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge, any predecessor or Affiliate of the Company or its Subsidiaries has (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, or (ii) owned or operated its business or any property or facility (and no such property or facility is contaminated by any such substance), in either case, in a manner that has given or would give rise to any liabilities or investigative, corrective or remedial obligations pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and the rules and regulations thereunder (“CERCLA”) or any other Environmental Laws.
     The Company has furnished to Purchaser all environmental audits, reports and other material environmental documents, if any, relating to the Company or any of its Subsidiaries or its or their past or current operations, properties or facilities which are in its or their possession or under its or their reasonable control.
     4.17. Labor Relations; Compliance. With respect to the business of each Company:
          (a) Except as set forth on Schedule 4.17(a):
               (i) there is no collective bargaining agreement or relationship with any labor organization;
               (ii) to the Knowledge of the Company, no executive or manager of any Company has any present intention to terminate his or her employment, or is a party to any confidentiality, non-competition, proprietary rights or other such agreement between such employee and any Person besides such entity that would be material to the performance of such employee’s employment duties, or the ability of such entity or the Company to conduct the business of such entity;

               (iii) no labor organization or group of employees has filed any representation petition or made any written or oral demand for recognition in the past three (3) years;
               (iv) no union organizing or decertification efforts are underway or threatened and, to the Knowledge of the Company, no other question concerning representation exists;
               (v) no labor strike, work stoppage, slowdown, or other material labor dispute has occurred, and none is underway or, to the Knowledge of the Company, threatened;
               (vi) there is no workman’s compensation liability, experience or matter outside the ordinary course of business;
               (vii) there is no employment-related charge, complaint, grievance, investigation, inquiry or obligation of any kind, pending, or to the Knowledge of the Company, threatened, in any forum, relating to an alleged violation or breach by any Company (or its or their officers or directors) of any law, regulation or contract; and
               (viii) no employee or agent of any Company has committed any act or omission giving rise to material liability for any violation or breach identified in clause (vii) above.
          (b) Except as set forth on Schedule 4.17(b), (i) there are no employment contracts or severance agreements with any employees of any Company, and (ii) there are no written personnel policies, rules or procedures applicable to employees of any Company.
     4.18. Brokers’ or Finders’ Fees. No agent, broker, firm or other Person acting on behalf of any Company is, or will be, entitled to any investment banking, commission, broker’s or finder’s fees from any of the parties hereto, or from any Affiliate of any of the parties hereto, in connection with any of the transactions contemplated by this Agreement.
     4.19. Operations of the Company. Except as set forth on Schedule 4.19, since December 31, 2005, there has not been any change, event, condition or development of any character that has had or would reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, since that date, except as set forth on Schedule 4.19, each Company has operated its business in the ordinary course of business consistent with past practice, and during such time period, no Company has:
          (a) sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration in the ordinary course of business;
          (b) violated, breached, amended or otherwise modified or waived in a manner adverse to the Company any of the material terms of a Material Contract;
          (c) accelerated, terminated, modified, or cancelled any Material Contract (nor has any other party to any Material Contract accelerated, terminated, modified or cancelled any such Material Contract);

          (d) issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation, excluding aggregate outstanding borrowings under the GECC Agreement of no more than $1,500,000 as of the date of this Agreement;
          (e) delayed or postponed the payment of accounts payable and other Liabilities outside the ordinary course of business;
          (f) except as required by GAAP, made any change to its financial accounting methods or practices (including, without limitation, any change in depreciation or amortization policies or rates) or any revaluation of any of its assets;
          (g) cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) of substantial value, except for cancellations or compromises made or waivers or releases granted in the ordinary course of business which, in the aggregate, are not material;
          (h) amended its Organizational Documents;
          (i) authorized for issuance, issued, sold, delivered or agreed or committed to issue, sell or deliver (i) any capital stock of, or other equity or voting interest in, any Company; or (ii) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire either (1) any shares of capital stock of, or other equity or voting interest in, any Company, or (2) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any shares of the capital stock of, or other equity or voting interest in, any Company;
          (j) declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock;
          (k) experienced any damage, destruction, or loss (whether or not covered by insurance) to its property that exceeds $10,000 per occurrence or $25,000 in the aggregate;
          (l) granted any increase in the base compensation of, or paid any bonus to, any of its directors, officers, and employees outside the ordinary course of business;
          (m) adopted, amended, modified, or terminated any bonus, profit sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or taken any such action with respect to any other Employee Benefit Plan);
          (n) made any other material change in employment terms for any of its directors, officers, and employees outside the ordinary course of business;
          (o) discharged a material Liability outside the ordinary course of business; or
          (p) committed to do any of the foregoing actions.

     4.20. Material Contracts.
          (a) Schedule 4.20(a) contains a complete and correct list, as of the date of this Agreement, of the following written agreements, contracts or instruments to which each Company is a party or by which each Company is bound (collectively, the “Material Contracts”):
     (i) all written contracts for the employment of any employee, or the performance of services by any Person for any Company, providing for annual compensation in excess of $50,000, or providing severance benefits, except for those terminable without cause and without cost on less than 60 days notice;
     (ii) any agreement imposing continuing confidentiality obligations on any Company;
     (iii) any agreement currently in effect relating to the acquisition, transfer, use, reselling, development, sharing or license of any Intellectual Property Right;
     (iv) any agreement (or group of related agreements) that is not terminable by the Company without a cost of less than $25,000 by notice of not more than 90 days;
     (v) all agreements granting or evidencing a Lien on any properties or assets of any Company, other than a Permitted Lien;
     (vi) all notes, bonds, indentures and other instruments and agreements evidencing, creating or otherwise relating to obligations for borrowed money and guarantees of obligations for borrowed money;
     (vii) each Affiliate Agreement that will survive the Closing;
     (viii) all joint venture, partnership, and other contracts (however named) involving a sharing of profits, losses, costs, or liabilities with any other Person, including, but not limited to, correspondent agreements;
     (ix) all contracts containing covenants that in any way purport to limit the freedom to engage in any line of business, to compete with any Person or in any geographical area or to consummate the transactions contemplated herein;
     (x) any agreement under which any Company has advanced or loaned any amount to any of its directors, officers and employees outside the ordinary course of business;
     (xi) all contracts providing for payments based on sales, purchases, or profits, other than direct payments for goods;

     (xii) all severance, change of control or similar agreements or contracts with any employees; and
     (xiii) all other contracts or agreements which are material to each Company in the conduct of their businesses or the absence of which would constitute a Material Adverse Effect on any Company.
          (b) Except as set forth on Schedule 4.20(b), each of the Material Contracts is, and after giving effect to the transactions contemplated by this Agreement, will be, in full force and effect and constitutes, and after giving effect to the transactions contemplated by this Agreement, will constitute, a valid and binding obligation of the Company party to such Material Contract, and, to the Knowledge of the Company, the other party thereto. No Company is in breach or default thereunder, and, to the Knowledge of the Company, no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a default or breach by any Company, or by any such other party, or result in any Liability of the Company thereunder. Except as set forth on Schedule 4.20(b), all Material Contracts are in written form and true, correct and complete copies of all Material Contracts, including any amendments thereto, have been made available to Purchaser.
     4.21. Powers of Attorney. There are no outstanding powers of attorney executed on behalf of any Company.
ARTICLE V
REPRESENTATIONS OF THE PURCHASER
     The Purchaser and the Transitory Subsidiary each hereby represents and warrants to each Company and the Securityholders except as set forth in the disclosure schedules delivered by the Purchaser to each Company hereof or as expressly disclosed in the Purchaser SEC Documents filed with the SEC since January 1, 2004 (it being agreed that any disclosure set forth on any particular section of the Disclosure Schedule shall be deemed to apply to each other section or subsection thereof to the extent that it is apparent on the face of the applicable disclosure that such information is applicable to such other section or subsection without reference to any underlying documentation), as follows.
     5.1. Existence and Good Standing of Purchaser and Transitory Subsidiary; Authorization.
          (a) Each of the Purchaser, the Transitory Subsidiary and Purchaser’s Subsidiaries is organized, validly existing and in good standing under the laws of its incorporation, organization or formation.
          (b) Each of the Purchaser and the Transitory Subsidiary has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Merger and the other transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party by each of the Purchaser and the Transitory Subsidiary, and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized and approved by its respective Board of Directors and by the Purchaser in its capacity as sole stockholder of the Transitory Subsidiary, and no other corporate action on the part of the Purchaser or the Transitory Subsidiary is necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party by the Purchaser or the Transitory Subsidiary and the consummation thereby of the transactions contemplated by this Agreement. This Agreement and the Ancillary Agreements to which it is a party have been duly executed and delivered by the Purchaser and the Transitory Subsidiary and, assuming the due execution of this Agreement by the Securityholders and each Company, this Agreement constitutes a valid and binding obligation of each of the Purchaser and the Transitory Subsidiary enforceable against the Purchaser and the Transitory Subsidiary in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally, and general equitable principles.
          (c) The Board of Directors of Purchaser, at a meeting duly called and held, duly adopted resolutions approved this Agreement, the Merger and the other transactions contemplated by this Agreement. No state takeover statute or similar statute or regulation applies or purports to apply to Purchaser with respect to this Agreement, the Merger or any other transaction contemplated under this Agreement.
     5.2. Consents and Approvals; No Violations. Except as set forth in Schedule 5.2, the execution and delivery of this Agreement by the Purchaser and the Transitory Subsidiary and the consummation of the Merger and other transactions contemplated hereby do not and will not:
     (a) violate or conflict with any provisions of the Organizational Documents of the Purchaser or the Transitory Subsidiary;
     (b) violate any Legal Requirement or Order of any court or Government Authority to which the Purchaser or the Transitory Subsidiary is subject or by which any of its respective material properties or assets are bound;
     (c) require any permit, consent or approval of, or the giving of any notice to, or filing with any Government Authority on or prior to the Effective Time, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; or
     (d) result in a material violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Lien upon any of the material properties or assets of the Purchaser, its Subsidiaries or the Transitory Subsidiary under any of the material terms, conditions or provisions of any material note, bond, mortgage, indenture, license, franchise, permit, agreement, lease, franchise agreement or any other instrument or obligation to which the Purchaser, its Subsidiaries or the Transitory Subsidiary is a party, or by which it or any of their respective material properties or assets may be bound; and excluding from the foregoing clauses (b), (c) and (d) permits, consents, approvals, notices and filings the absence of which, and violations, breaches and defaults the existence of which, would not prevent the Purchaser or the Transitory Subsidiary from performing its obligations under this Agreement.
     5.3. SEC Documents and Other Reports
          (a) Purchaser has timely filed with the SEC all documents required to be filed by it since January 1, 2005 under the Securities Act and the Exchange Act (the “Purchaser SEC Documents”). As of their respective filing dates (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively, and, in the case of any Purchaser SEC Document amended or superseded by a filing prior to the date of this Agreement, then on the date of such amending or superseding filing), the Purchaser SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date so filed, and at the time filed with the SEC none of the Purchaser SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Purchaser SEC Documents. The financial statements of Purchaser included in the Purchaser SEC Documents complied as of their respective dates in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except in the case of the unaudited statements, as permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the condensed consolidated financial position of Purchaser and its Subsidiaries as at the dates thereof and the condensed consolidated results of their operations and their condensed consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).
          (b) Since March 31, 2006, there has been no change in the Purchaser’s internal control over financial reporting or disclosure controls and procedures that constitutes a “material weakness” or would cause the Purchaser to be unable to conclude that such internal control or disclosure controls and procedures are no longer effective.
     5.4. Capitalization.
          (a) The authorized capital stock of Purchaser consists of 1,000,000,000 shares of Purchaser Common Stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, no par value per share. As of May 1, 2006, the only shares of capital stock of Purchaser that are issued and outstanding are 44,018,946 shares of Purchaser Common Stock, all of which were validly issued and are fully paid and non-assessable. Except as set forth in the Purchaser SEC Documents, there are no (i) outstanding or authorized options, warrants, subscriptions, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of the Purchaser providing for the purchase, issuance or sale of any Equity Interest of the Purchaser, (ii) outstanding stock appreciation, phantom stock or similar rights with respect to the Purchaser, (iii) obligation of any kind to issue any capital stock of the Purchaser to any Person, or (iv)

voting trusts, proxies or other agreements, or understandings with respect to the voting of the capital stock of the Purchaser.
          (b) The Purchaser Common Stock is traded on the Nasdaq National Market. No other shares of capital stock of the Purchaser or any of its Subsidiaries are listed or quoted for trading on any United States domestic or foreign securities exchange or granted on an over-the-counter system. Purchaser has received no communication, written or oral, from Nasdaq indicating its intention to remove the Purchaser Common Stock from trading.
          (c) Transitory Subsidiary was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated in this Agreement. Except for obligations or liabilities incurred by Transitory Subsidiary in connection with its incorporation or organization, this Agreement and any other agreements, arrangements or transactions contemplated by this Agreement, Transitory Subsidiary has not incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.
     5.5. Subsidiaries. The Purchaser has no direct or indirect Subsidiaries other than those listed on Schedule 5.5. Except as set forth on Schedule 5.5, the Purchaser owns, directly or indirectly, the capital stock or comparable equity interests of each Subsidiary free and clear of any Lien and all the issued and outstanding shares of capital stock or comparable equity interest of each Subsidiary were validly issued and are fully paid, non-assessable and free of preemptive and similar rights. Except for the Subsidiaries listed on Schedule 5.5, the Company does not, directly or indirectly, own capital stock of, or hold an equity interest in, any entity. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Purchaser or any of its Subsidiaries to sell, transfer, or otherwise dispose of any Capital Stock of any of its Subsidiaries or that could require any Subsidiary of the Purchaser to issue, sell, or otherwise cause to become outstanding any of its own Capital Stock.
     5.6. Absence of Material Adverse Change. Except as disclosed in the documents filed by Purchaser with the SEC and publicly available prior to the date of this Agreement (the “Purchaser Filed SEC Documents”), since January 1, 2006, with respect to Purchaser and its Subsidiaries, there has not been (a) any Purchaser Material Adverse Effect or (b) any change in accounting methods, principles or practices by Purchaser, other than the accounting for stock based compensation in accordance with FAS 123R and a change related to unrealized losses on the Purchaser’s mortgage-backed security portfolio.
     5.7. Purchaser Common Stock. All of the Purchaser Common Stock issuable in connection with the Merger in accordance with this Agreement, and all of the Purchaser Common Stock that may be issued (i) pursuant to the exercise of options to acquire Purchaser Common Stock issued to former option holders of the Company in accordance with Section 2.3(f) hereof and (ii) as Additional Merger Consideration in accordance with Section 2.15, will be, when so issued, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights.

     5.8. Litigation
          (a) There are no Proceedings pending, or, to the knowledge of the Purchaser or the Transitory Subsidiary, threatened against or affecting the Purchaser, its Subsidiaries or the Transitory Subsidiary or their respective properties, assets or business, or which would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.
          (b) There is no Order or, to the Knowledge of the Purchaser or the Transitory Subsidiary, inquiry by any Governmental Authority, to which Purchaser, its Subsidiaries or the Transitory Subsidiary or any of their respective properties, assets or business is subject, and (ii) Purchaser and the Transitory Subsidiary is in material compliance with each Order to which they or their properties, assets or business are subject.
     5.9. Brokers’ or Finders’ Fees. No agent, broker, firm or other Person acting on behalf of the Purchaser, its Subsidiaries or the Transitory Subsidiary is, or will be, entitled to any investment banking, commission, broker’s or finder’s fees from any of the parties hereto, or from any Person controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated by this Agreement, except for the Purchaser’s financial advisor, Jefferies & Company, Inc.
     5.10. Financial Statements. The Purchaser has filed with the SEC and made publicly available to each Company (i) an audited consolidated balance sheet of the Purchaser and its Subsidiaries as of December 31, 2005, and the related consolidated statements of operations and stockholders’ equity (deficit) and cash flows for the fiscal years then ended, together with the report thereon of KPMG LLP, the Purchaser’s and its Subsidiaries’ independent certified public accountants (including the notes thereto, the “Purchaser Financial Statements”), and (ii) an unaudited balance sheet of the Purchaser and its Subsidiaries as at March 31, 2006 (the “Purchaser Balance Sheet”) and the related unaudited statements of operations and stockholders’ equity (deficit) and cash flows of the Purchaser and its Subsidiaries (together with the Purchaser Balance Sheet, the “Purchaser Interim Reports”) as at and for the three (3) -month period ended March 31, 2006. The Purchaser Financial Statements and the Purchaser Interim Reports are accurate and complete and each fairly present the financial position and the results of operations and stockholders’ equity (deficit) and cash flow of the Purchaser and its Subsidiaries as of the respective dates of, and for the periods referred to in, such Purchaser Financial Statements and the Purchaser Interim Reports, all in accordance with GAAP, applied consistently through the periods involved, subject, in the case of the Purchaser Interim Reports, to normal year-end adjustments (which will not be material in the aggregate) and the absence of footnotes and are consistent with the books and records of the Purchaser and its Subsidiaries (which books and records are correct and complete). No financial statements of any other Person are required by GAAP to be included in the financial statements of the Purchaser and its Subsidiaries.
     5.11. Taxes.
          (a) No “ownership change” (within the meaning of Section 382(g)) of the Code has occurred that would limit the use of Purchaser’s net operating loss carryovers or capital loss carryovers under Sections 382 and 383 of the Code, respectively. The entering into this

Agreement by Purchaser and the consummation of the transactions contemplated hereunder will not result in an “ownership change” (within the meaning of Section 382(g) of the Code).
          (b) Purchaser has timely filed (taking into account all applicable extensions for filing) all U.S. federal income tax returns. All such tax returns were correct and complete in all material respects. Purchaser has paid, or reserved (in accordance with GAAP) for payment of, all taxes shown on such tax returns. Purchaser has not given or been requested to give waivers or extensions of the statute of limitations with respect to U.S. federal income taxes for which it may be liable. There is no pending or, or to the Knowledge of the Purchaser, threatened dispute or claim concerning any U.S. federal income tax liability of the Purchaser.
     5.12. Compliance With Laws; Permits.
          (a) Purchaser has not received any written notice of any violations with respect to, and Purchaser has complied with all Legal Requirements applicable to it, except for (i) events of non-compliance set forth on Schedule 5.12, and (ii) events of non-compliance which have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.
          (b) Purchaser possesses all Government Authorizations necessary for the ownership, leasing and operation of its properties and the conduct of its business as currently conducted, except for where the failure to possess such Government Authorizations have not had and would not reasonably be expected to have, either individually or in the aggregate, a Purchaser Material Adverse Effect. Further, (i) to the Knowledge of Purchaser, all such Government Authorizations are valid and in full force and effect and (ii) Purchaser has not received any written notice of any event, inquiry, investigation or proceeding threatening the validity of such Government Authorizations nor, to the Knowledge of Purchaser, has any Government Authority indicated an intention to conduct the same.
     5.13. Insurance. Schedule 5.13 sets forth an accurate and complete list of each Insurance Policy. Since January 1, 2006, Purchaser has paid all premiums due thereunder and, except as set forth in Schedule 5.13, no notice (whether oral or written) of cancellation of any such coverage or increase in premiums thereof has been received by Purchaser. Purchaser has delivered to the Company correct and complete copies of its Insurance Policies (as amended to date).
     5.14. Information in SEC Filings. No document required to be filed by Purchaser with the SEC in connection with the Merger or any other transaction contemplated hereby shall, at the respective time that such document or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to stockholders of Purchaser, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The representations and warranties contained in this Section 5.14 will not apply to statements or omissions included in such filing based upon written information furnished (or omitted to be furnished) to Purchaser by the Company, the Securityholders or any of their respective Representatives specifically for use therein.

ARTICLE VI
CERTAIN AGREEMENTS
     6.1. Conduct of Business of the Company. During the period from the date hereof to the Effective Time, each Company will conduct its operations in the ordinary course of business consistent with past practice. Further, during such period, each Company will use reasonable best efforts to preserve intact each Company’s business organization and personnel, preserve in all material respects each Company’s present business relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it and goodwill and comply with all Legal Requirements. Further, and without limiting the generality of the foregoing, during the period from the date hereof to the Effective Time, except as may be first approved by the Purchaser in writing, or as is otherwise expressly permitted or required by this Agreement or any Ancillary Agreement, each Company shall not:
     (a) amend its Organizational Documents;
     (b) (i) increase the compensation payable to, or to become payable to, any of its directors, officers or employees, except for normal periodic increases in the ordinary course of business consistent with past practice or take any action with respect to the grant of any severance or termination pay, or stay, bonus or other incentive arrangement that is related to the transactions contemplated by this Agreement; or (ii) establish, adopt, extend (beyond the Closing Date), enter into, renew or amend any collective bargaining agreement or other Contract with any labor organization, union or association or adopt or amend in any material respect an Employee Benefit Plan.
     (c) enter into any Contract that would constitute a Material Contract or violate, breach, amend or otherwise modify or waive in a manner adverse to the Company any of the terms of a Material Contract;
     (d) make any capital expenditure that is not fully paid for as of the Closing or the cost of which is not fully accrued on the financial statements of the Company and included in the calculation of Net Worth, provided that the aggregate amount of all accruals for capital expenditures shall not exceed $50,000;
     (e) declare or pay any dividends or make any distributions in respect of any capital stock, or redeem, purchase or otherwise acquire for value any capital stock;
     (f) issue, sell, transfer, pledge, dispose of or encumber any shares of its capital stock or any other securities, or issue any securities convertible into, or options, warrants or rights to purchase or subscribe for, or enter into any arrangement or contract with respect to the issue and sale of, any shares of its capital stock or any other securities, or make any other changes in its capital structure;
     (g) organize any subsidiary, acquire by merger or consolidating with, or by purchasing any portion of the Equity Interests or assets of, or by any other manner, any business or any Person;

     (h) incur or guarantee any Indebtedness for borrowed money or issue or sell any debt securities or guarantee any debt securities of others, excluding aggregate outstanding borrowings under the GECC Agreement of $1,500,000 as of the date of this Agreement;
     (i) make any loans, advances or capital contributions to, or investments in, any other Person, except for advances to employees for business expenses consistent with Company policy and made in the ordinary course consistent with past practice;
     (j) promise or make any distribution or payment of any kind as compensation, fees or otherwise (other than as permitted in subclause (b) above) to any stockholder of any Company or any of its Affiliates;
     (k) pay, discharge, waive or satisfy any claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise) representing a payment by the Company in excess of $10,000, whether individually or in the aggregate, after applying any applicable insurance proceeds (whether fixed or contingent);
     (l) sell, transfer, assign, convey, lease, pledge, encumber or otherwise dispose of any material portion of its assets or properties, or any other material right other than securitizations of Intellectual Property Rights in the ordinary course of business consistent with past practice;
     (m) cancel any debts or affirmatively waive any claims or rights of substantial value, except for cancellations made or waivers granted in the ordinary course of business which, in the aggregate, are not material;
     (n) in any other manner, modify, change or otherwise alter the fundamental nature of the business of the Company as presently conducted;
     (o) take any action that would interfere with or prevent the timely consummation of the transactions contemplated by this Agreement;
     (p) take any action to change accounting policies or procedures (including accounting, bookkeeping, and operating procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), except as required by a change in GAAP occurring after the date hereof, or make any material tax election; or
     (q) authorize any of, or commit or agree to take, whether in writing or otherwise, any of the foregoing actions.
     6.2. Access to Properties and Records; Confidentiality. The Company and Purchaser shall (and shall cause each of its Representatives to) afford the officers, employees and Representatives of the other party reasonable access during normal business hours to information related to the such party, its business and its officers, employees, properties and books and records, including access to its independent accountants, and furnish the other party and its Representatives with all financial, operating and other data and information relating thereto as may be reasonably requested in order to permit the other party to make such investigation of the business, properties and operations of the party as the other party may deem appropriate. The Company and Purchaser party shall keep such information confidential in accordance with the terms of the Nondisclosure Agreement, entered into on April 3, 2006 between Purchaser and the Company.
     6.3. Additional Actions. At the first annual or special meeting of the Purchaser’s stockholders held after the Closing, at the request of D’Loren based on the Purchaser’s business plans and strategy, the Purchaser shall include in its proxy statement as a proposal to be voted upon by the stockholders an amendment to an existing equity incentive plan of the Purchaser, or adoption of a new equity incentive plan, at the option of the Board of Directors, to provide for grants of additional stock options, shares of restricted stock and other equity awards in such amount as is determined by the Board of Directors to be appropriate and necessary in light of the Purchaser’s business plans and strategy.
     6.4. Reasonable Best Efforts.
          (a) On the terms and subject to the conditions in this Agreement, each of the Securityholders and the Company agree to use its reasonable best efforts to take, or cause to be taken, all reasonable actions to cause the conditions set forth in ARTICLE VII to be satisfied, and the Purchaser agrees to use its reasonable best efforts to take, or cause to be taken, all reasonable actions to cause the conditions set forth in ARTICLE VIII to be satisfied, in each case, including (w) the obtaining of all necessary waivers, consents and approvals from Government Authorities and the making of all necessary registrations and filings, and the taking of all reasonable steps as may be necessary to obtain any approval or waiver from, or to avoid any action or proceeding by, any Government Authority; (x) furnishing to the other all information about such Party or its Affiliates required to be included in any application or other filing to be made by such Party pursuant to the rules and regulations of any Government Authority in connection with the Merger; (y) supplying each other copies of all material correspondence, filings or communications, including file memoranda evidencing telephone conversations by or on behalf of such party with any Government Authority with respect to the transactions contemplated by this Agreement; and (z) the defending of any lawsuits or any other legal proceedings, whether judicial or administrative, challenging this Agreement, the Merger or the consummation of the other transactions contemplated hereby, including, without limitation, seeking to have any temporary restraining order entered by any court or administrative authority vacated or reversed; provided that in no event shall a Party be required to defend any such lawsuit or other legal proceeding which it believes to be materially adverse to its commercial interests.
          (b) Without limiting the generality of the foregoing, each Company shall give or cause to be given any notices to third parties required to be given pursuant to any Material Contract to which it is a party as a result of this Agreement or any of the transactions contemplated hereby. Each Company shall use its commercially reasonable efforts to obtain prior to the Closing, and deliver to Purchaser at or prior to the Closing, all consents, waivers and approvals required to be obtained under each Material Contract to which it is a party or by which it is bound, in form and substance reasonably acceptable to Purchaser. In the event that the Company shall fail to obtain any third party consent, waiver or approval described in this Section

6.4(b), it shall use its reasonable efforts, and shall take any such actions reasonably requested by Purchaser, to minimize any adverse effect upon Purchaser, its Subsidiaries, or the Company and their respective businesses relating (or which could reasonably be expected to result after the Effective Time) from the failure to obtain such consent, waiver or approval, provided that no party hereto or any Company shall be required to make payments to any third parties to induce their consent, waiver or approval unless such payment is provided for in the applicable contract as in effect on the date hereof (or the date of execution of such contract if subsequent to the date of this Agreement).
     6.5. Directors’ and Officers’ Indemnification. From and after the Effective Time, Purchaser agrees that it will, and will cause the Surviving Corporation to, indemnify and hold harmless each present and former director and officer of the Company (when acting in such capacity or in any other capacity at the request of or in the course of the performance of his or her duties to the Company, determined as of the Effective Time (the “Covered Parties”) against any and all Damages incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Purchaser would have been permitted under Delaware law and its Organizational Documents in effect on the date hereof to indemnify such Person (and the Purchaser shall also advance expenses as incurred to the fullest extent permitted under applicable law); provided, that if, after the date hereof, as a result of any change in applicable Delaware law or the Organizational Documents of the Purchaser or the Surviving Corporation, the scope of indemnification, exculpation or expense reimbursement is expanded and made more favorable to the current or former directors and officers of the Purchaser or the Surviving Corporation, then the Covered Parties shall receive the benefit of such change. The provisions of this Section 6.5 are intended to be for the benefit of, and shall be enforceable by, each of the Covered Parties, their heirs and their representatives.
     6.6. Public Disclosure or Communications. Between the date of this Agreement and the Effective Time, except to the extent that a party is advised by its counsel that it is required by applicable Legal Requirements (including, without limitation, the rules of the Nasdaq and securities laws applicable to Purchaser), none of the Purchaser, any Company or any holder of Shares shall issue any press release or public announcement of any kind concerning the Merger or the other transactions contemplated by this Agreement without the prior written consent of the Purchaser and the Securityholders’ Representative; and, in the event any such public announcement, release or disclosure is required by applicable Legal Requirements (including, without limitation, the rules of the Nasdaq and securities laws applicable to Purchaser), the Purchaser will provide the Company and the Securityholders’ Representative reasonable opportunity to comment on any such announcement, release or disclosure prior to the making thereof. Each of Purchaser, each Company and the Securityholders’ Representative acknowledge and agree that the Purchaser shall be required to file a Current Report on Form 8-K disclosing the transactions contemplated by this Agreement and attaching as an exhibit thereto a copy of this Agreement.

     6.7. Post-Closing Tax Matters; Tax Indemnification.
          (a) Preparation and Filing of Tax Returns. Except as provided in (ii) below, the Purchaser shall prepare, or cause to be prepared, and file, or cause to be filed, all Tax Returns of the Company and its Subsidiaries which are filed after the Closing Date. All such Tax Returns shall be prepared in a manner consistent with all prior Tax Returns of the Company and its Subsidiaries. The Purchaser shall permit the Securityholders’ Representative to review and comment upon such Tax Returns, and shall not file such Tax Returns without the Securityholders’ Representative’s consent, which consent shall not be unreasonably withheld, conditioned or delayed. The parties intend that the Securityholders, shall, jointly and severally, be responsible for all Tax liability of each Company and its Subsidiaries, whether or not accrued on the Closing Net Worth Statement, arising from or attributable to (i) any taxable periods ending on or before the Closing Date, and (ii) any straddle period but only for the portion allocable to the portion of such Tax which relates to the portion of such Taxable period ending on the Closing Date in accordance with this Section 6.7.
          (b) Post-Closing Actions Which Affect Securityholders’ Liability for Taxes. Except to the extent required by applicable Legal Requirements, the Purchaser and the Company (and their respective Affiliates) shall not, without prior written consent of the Securityholders’ Representative (which shall not be unreasonably withheld), amend any Tax Return filed by, or with respect to, the Company (or its Affiliates) for any taxable period, or portion thereof, beginning before the Effective Time.
          (c) Assistance and Cooperation. After the Effective Time, the Securityholders’ Representative and the Purchaser shall:
     (i) assist (and cause their respective Affiliates to assist) the other party in preparing and filing (including obtaining all necessary signatures) any Tax Returns which such other party is responsible for preparing and filing in accordance with this Agreement;
     (ii) cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns and payments in respect thereof;
     (iii) make available to the other party and to any taxing authority as reasonably requested all relevant information, records, and documents relating to Taxes and to retain or cause to be retained all books and records pertinent to the Company until the applicable period of assessment under applicable law (giving effect to any and all extensions or waivers) has expired, and to abide by or cause the abidance with all record retention agreements entered into with or imposed by any Governmental Authority;
     (iv) provide timely notice to the other party in writing or any pending or proposed audits or assessments with respect to Taxes for which the other may have a liability under this Agreement;

     (v) furnish the other party with copies of all relevant correspondence received from any taxing authority in connection with any audit or information request with respect to any Taxes referred to in Section 6.7(c)(iv) above; and
     (vi) upon request of the other party, use reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce, or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated in this Agreement).
If a party requests another party’s assistance or cooperation under the provisions of this Section 6.7(c), then the requesting party shall reimburse the assisting or cooperating party’s reasonable out-of-pocket expenses attributable to fees and other costs of the assisting or cooperating party’s unaffiliated third-party service providers.
          (d) Indemnification and Allocation of Certain Taxes.
               (i) Indemnification by Securityholders. Subject to the procedures set forth in Section 9.7 and Section 9.8, the Securityholders, severally and jointly, shall indemnify the Purchaser and the Surviving Corporation and hold them harmless from and against (i) all Taxes (or the non-payment thereof) of the Company and its Subsidiaries for all Pre-Closing Periods, (ii) any and all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which the Company or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (iii) any and all Taxes of any person (other than the Company and its Subsidiaries) imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing.
               (ii) Taxable Period Ends on Closing Date. If the Company is permitted but not required under applicable state, local, or foreign income tax laws to treat the Closing Date as the last day of a taxable period, then the parties shall treat that day as the last day of a taxable period.
               (iii) Straddle Period General Allocation. In the case of Taxes arising in a taxable period of the Company that includes, but does not end on, the Closing Date, except as provided in Section 6.7(d)(iv), the allocation of such Taxes between the Pre-Closing Period and the Post-Closing Period shall be made on the basis of an interim closing of the books as of the end of the Closing Date. For the avoidance of doubt, for purposes of this Section 6.7(d)(iii), any Tax resulting from the transactions contemplated by this Agreement is attributable to the Pre-Closing Period.
               (iv) Straddle Period Specified Allocation. In the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes, but does not end on, the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date shall (i) in the case of any Taxes, other than Taxes based upon or related to income or receipts, or franchise Taxes, or Taxes based on capitalization, debt or shares of stock authorized, issued or outstanding, or ad valorem Taxes, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any Tax based upon or related to income or receipts, or franchise Taxes, or Taxes based on capitalization, debt or shares of stock authorized, issued or outstanding, or ad valorem Taxes, be deemed equal to the amount which would be payable if the relevant taxable period ended as of the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with the prior practice of the Company and its Subsidiaries.
               (v) Consistent Treatment of Merger of UCC and Consulting Corp. as a Reorganization. The parties hereto shall treat the Merger of each of UCC and Consulting Corp. with and into Transitory Subsidiary, on the terms and conditions set forth herein, as a reorganization within the meaning of Section 368(a)(2)(D) of the Code and agree not to take a position inconsistent therewith for U.S. Federal, state and local income tax purposes. The parties also agree to include in their respective timely filed income tax returns such information as is required to be reported by them with respect to such reorganization under the Code.
     6.8. Notice of Developments. Each Company, and in the case of the Securityholders, the Securityholders’ Representative, shall promptly advise the Purchaser, and the Purchaser shall promptly advise each Company and the Securityholders’ Representative in writing of any (a) event, circumstance or development that results (or would result on the Closing Date) in a material breach of any representation or warranty made by it in this Agreement and (b) any material failure of any Company or the Purchaser, as the case may be, to comply with or satisfy any condition or agreement to be complied with or satisfied by it hereunder; provided that no disclosure pursuant to this Section 6.8 shall be deemed to amend or supplement any provision of this Agreement or any Disclosure Schedule hereto, or to prevent or cure any misrepresentation, breach of warranty or breach of covenant.
     6.9. Exclusivity
          (a) Each Company shall not, nor shall any of them authorize or permit any of their Representatives, to, directly or indirectly: (i) solicit, initiate or knowingly encourage the making, submission or announcement of any offer or proposal from a third party concerning any UCC Alternative Transaction (as defined below) or knowingly take any other action designed to facilitate an UCC Alternative Transaction or a proposal therefor; (ii) furnish any information about itself or its business to any third party in connection with or in response to any inquiry, offer or proposal for or regarding any UCC Alternative Transaction; (iii) participate in any discussions or negotiations with any person or entity with respect to any UCC Alternative Transaction; or (iv) enter into or become bound by any letter of intent, agreement, commitment or understanding regarding any UCC Alternative Transaction. Each Company shall promptly notify the Purchaser of any inquiries or proposals received by such party or any of its subsidiaries, directors, officers, stockholders, employees or agents regarding any UCC Alternative Transaction and briefly describe the material terms of such inquiries or proposals. As used herein, the term “UCC Alternative Transaction” means any commitment, agreement or transaction involving or providing for the possible disposition of all or any substantial portion of any Company’s business, assets or capital stock, whether by way of merger, consolidation, sale of assets, sale of stock, stock exchange or other form of business combination.
          (b) The Purchaser shall not authorize or permit any of its Representatives, to, directly or indirectly: (i) solicit, initiate or knowingly encourage the making, submission or announcement of any offer or proposal from a third party concerning any Purchaser Alternative Transaction (as defined below) or knowingly take any other action designed to facilitate a Purchaser Alternative Transaction or a proposal therefor; (ii) furnish any information about itself or its business to any third party in connection with or in response to any inquiry, offer or proposal for or regarding any Purchaser Alternative Transaction; (iii) participate in any discussions or negotiations with any person or entity with respect to any Purchaser Alternative Transaction; or (iv) enter into or become bound by any letter of intent, agreement, commitment or understanding regarding any Purchaser Alternative Transaction. Purchaser shall promptly notify the Company of any inquiries or proposals received by such party or any of its Subsidiaries, directors, officers, stockholders, employees or agents regarding any Purchaser Alternative Transaction and briefly describe the material terms of such inquiries or proposals. As used herein, the term “Purchaser Alternative Transaction” means (x) without the prior consent of the Company, any commitment, agreement or transaction involving or providing for the possible acquisition of all or any substantial portion of another party’s business, assets or capital stock, whether by way of merger, consolidation, sale of assets, sale of stock, stock exchange or other form of business combination or (y) any commitment, agreement or transaction involving or providing for the possible disposition of all or any substantial portion of Purchaser’s business, assets or capital stock, whether by way of merger, consolidation, sale of assets, sale of stock, stock exchange or other form of business combination (a “Sale of the Business”), unless such Sale of the Business expressly authorizes the completion of the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof and, if applicable, expressly provides for the assumption of all rights and obligations of Purchaser set forth in this Agreement and the Ancillary Agreements, provided that in the event of a Sale of the Business, the Additional Merger Consideration shall be fully vested, earned and paid upon the consummation of the Sale of the Business. For purposes of avoiding doubt, this Section 6.9(b) shall in no way limit or restrict the operation by the Purchaser of its mortgage-backed securities business, including sales and purchases of investments in mortgage-backed securities in the ordinary course and consistent with past practice.
     6.10. Confidentiality by the Securityholders. Each Securityholder recognizes and acknowledges that they have in the past, currently have, and in the future may possibly have, access to certain confidential information relating to the Company. Each Securityholder agrees it shall not (and shall cause its Representatives and Affiliates not to) use or disclose such confidential information with respect to the Company to any Person for any purpose or reason whatsoever, unless: (i) such information becomes known to the public generally through no fault of such Securityholder (or its Affiliates or Representatives); (ii) there is a Legal Requirement to make such disclosure; or (iii) the disclosing party reasonably believes that such disclosure is required in connection with the defense of a lawsuit against the disclosing party.
     6.11. Financial Statements and Reports. The Company will deliver to Purchaser true and complete copies of such regularly-prepared (internal or external) financial statements,

reports and analyses, as may be prepared by the Company between the date of this Agreement and the Closing Date relating to the business or operations of each Company.
     6.12. Board Composition. As promptly as practicable following the Closing, the Board of Directors of Purchaser shall be expanded to ten directors and two persons nominated by D’Loren and approved by the Nominating Committee of the Board of Directors shall be appointed by the Board of Directors to fill the two vacancies resulting from the expansion of the size of the Board of Directors (each such person, an “Independent Director”). Following the appointment of the Independent Directors, one Independent Director shall be appointed to each committee of the Purchaser’s Board of Directors as appropriate. Each Independent Director will need to qualify as an “independent” director in accordance with the applicable rules and regulations of the securities laws and Nasdaq listing standards, also shall be required to meet any then-applicable eligibility standards for persons serving as directors of the Purchaser. Each such Independent Director shall have professional and/or educational backgrounds that will enable them to contribute positively to the functioning of the Purchaser’s board of directors.
     6.13. GECC Agreement. Not less than five (5) Business Days prior to the Closing, the Company shall use commercially reasonably efforts to cause to be delivered to the Purchaser a pay-off letter for the GECC Agreement, providing in substance, (x) the pay-off amount (including principal, interest, and any premiums, penalties or fees payable in connection therewith) together with pay-off instructions; (y) that upon receipt of the pay-off amount as set forth therein, the GECC Agreement and all ancillary agreements shall terminate and all collateral pledged to or for the benefit of General Electric Credit Corporation thereunder shall be released and all Liens in favor of General Electric Credit Corporation shall be terminated and (z) that any rights of General Electric Capital Corporation and its subsidiaries and affiliated parties arising under the Participation Agreement are immediately terminated and waived (the “GECC Agreement Payoff Letter”), substantially in the form attached hereto as Exhibit F.
     6.14. Status of Holders; Information Statement. At least five Business Days prior to Closing, each holder of Shares that is to receive a portion of the Merger Consideration as of the Effective Date shall have completed, signed and returned the securityholder questionnaire in the form attached hereto as Exhibit E (the “Securityholder Questionnaire”); provided that if the Company is aware of any non-accredited investors (within the meaning of Regulation D promulgated under the Securities Act), it shall promptly notify Purchaser. If any holder of Shares is non-accredited, then (a) Purchaser, at its option, may prepare and deliver an information statement that complies with Section 502(b) of Regulation D and (b) if Purchaser elects to prepare an information statement, Closing shall be no earlier than five (5) Business Days following receipt of the Securityholder Questionnaires, unless waived by Purchaser.
     6.15. Bonus Pool. At or prior to Closing, Purchaser shall create a new incentive program pursuant to which certain employees will be eligible to receive annual bonuses payable out of an aggregate bonus pool equal to five (5%) percent of the annual net income of the Purchaser, as determined by the Purchaser’s audited financial statements (“Bonus Pool”), in the form attached hereto as Exhibit G. The bonus awarded to D’Loren shall be determined by the compensation committee of the Board of Directors, provided that for so long as the Employment Agreement with D’Loren remains in effect, D’Loren’s annual bonus shall no be less than 50% of the Bonus Pool.

ARTICLE VII
CONDITIONS TO THE OBLIGATIONS OF PURCHASER AND TRANSITORY
SUBSIDIARY
     The obligations of the Purchaser and the Transitory Subsidiary to consummate the transactions to be performed by each of them in connection with the Closing is conditioned upon the satisfaction, or waiver by the Purchaser, at or prior to the Effective Time, of the following conditions:
     7.1. Truth of Representations and Warranties. The representations and warranties of each of the Securityholders and each Company contained in this Agreement that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and on and as of the Effective Time, except to the extent that any such representation or warranty expressly relates to an earlier date, in which case such representation and warranty qualified as to materiality shall be true and correct, and such representation and warranty not so qualified shall be true and correct in all material respects, as of such earlier date.
     7.2. Performance of Agreements. Each of the covenants and agreements of the Securityholders and each Company to be performed or complied with by them at or prior to the Effective Time pursuant to the terms hereof, shall have been performed or complied with in all material respects.
     7.3. Certificate. The Securityholders’ Representative shall have delivered (and caused to be delivered) to the Purchaser a certificate, dated the Closing Date and executed by or on behalf of each Company and the Securityholders, certifying as to the satisfaction of the conditions set forth in Sections 7.1 and 7.2 of this Agreement.
     7.4. No Injunction. No court or other Government Authority shall have issued an Order, which shall then be in effect, restraining or prohibiting the completion of the Merger and the other transactions contemplated hereby.
     7.5. Approvals. All of the governmental and third-party consents and approvals set forth on Schedule 7.5 shall have been received and shall be in full force and effect. The Purchaser shall have received copies of releases of all Liens (other than Permitted Liens) against any asset, property or right of each Company.
     7.6. Employment Agreements. Each of D’Loren and Haran shall have entered into an employment agreement with the Purchaser substantially in the form attached hereto as set forth on Exhibits D-1 and D-2, respectively (the “Employment Agreements”), and such agreements shall be in full force and effect as of the Closing, including for the avoidance of doubt, an Effective Date (as defined therein) thereunder.
     7.7. Registration Rights Agreement. The Securityholders shall have entered into the Registration Rights Agreement, and such agreement shall be in full force and effect as of the Closing.

     7.8. Escrow Agreement. The Securityholders’ Representative and the Escrow Agent shall have entered into the Escrow Agreement, and such agreement shall be in full force and effect.
     7.9. FIRPTA Certificate
          (a) Each of UCC, Consulting Corp., and Servicing LLC shall have delivered to Purchaser at the Closing a non-foreign affidavit, in substantially the same form as the sample certificate in Treas. Reg. Section 1.1445-2(b)(2)(iv)(B), dated as of the Closing Date and sworn under penalty of perjury.
          (b) The Securityholders shall have delivered to Purchaser a certificate (the “Entity Certificate”) of each of UCC and Consulting Corp., certifying, in the form and manner prescribed under the Treasury Regulations under sections 1445 and 897 of the Code, that such entities are not “United States real property holding corporations” within the meaning of Section 897(c) of the Code and that no withholding is, therefore, required with respect to any of the Merger Consideration payable to the Securityholders. Such Entity Certificates shall be filed with the Internal Revenue Service Center in Philadelphia, Pennsylvania immediately following the Closing. Alternatively, in lieu of providing the Entity Certificates, each Securityholder may provide to Purchaser a certificate (the “Transferor Certificate”), in the form and manner prescribed under the Treasury Regulations under section 1445 of the Code, that such Securityholder is a “United States person” (within the meaning of section 7701(a)(30) of the Code) and, therefore, no withholding is required under section 1445 of the Code with respect to such Securityholder.
     7.10. Satisfaction of the GECC Agreement. On or prior to the Closing Date, Purchaser shall have received an executed GECC Agreement Payoff Letter, and shall have been authorized by General Electric Capital Corporation to file UCC-3 Termination Statements.
     7.11. Status of Holders. Each holder of Shares as of the Effective Time shall have completed, signed and returned the Securityholder Questionnaire.
     7.12. Key-Man Insurance. Purchaser shall have the right to receive no less than $10.0 million in the aggregate upon the death of D’Loren evidenced by (i) a key-man life insurance policy, or a binder therefor, (ii) the assignment of existing life insurance policies naming Purchaser the primary beneficiary and/or (iii) the assignment of liquid securities, reasonably acceptable to Purchaser (it being agreed that Purchaser Common Stock is acceptable).
     7.13. Assignment of Intellectual Property. D’Loren shall have executed and delivered to UCC an assignment agreement in form and substance reasonably acceptable to Purchaser that transfers the patents and patents pending listed on Schedule 7.13.
ARTICLE VIII
CONDITIONS TO THE OBLIGATIONS OF THE COMPANY AND SECURITYHOLDERS
     The obligation of the Company and each Securityholder to consummate the transactions to be performed by it in connection with the Closing is conditioned upon satisfaction, or waiver by the Company or in the case of the Securityholders, the Securityholders’ Representative, at or prior to the Effective Time, of the following conditions:
     8.1. Truth of Representations and Warranties. The representations and warranties of the Purchaser and the Transitory Subsidiary contained in this Agreement that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and on and as of the Effective Time, except to the extent that any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty that is qualified as to materiality shall be true and correct, and such representation and warranty not so qualified shall be true and correct in all material respects, as of such earlier date.
     8.2. Performance of Agreements. Each of the covenants and agreements of the Purchaser and the Transitory Subsidiary to be performed or complied with by the Purchaser or the Transitory Subsidiary at or prior to the Effective Time pursuant to the terms hereof, shall have been duly performed or complied with by each of the Purchaser and the Transitory Subsidiary in all material respects. The Purchaser shall have deposited the Merger Consideration with the Paying Agent and the Escrow Fund with the Escrow Agent.
     8.3. Certificate. The Purchaser and the Transitory Subsidiary have delivered to the Company a certificate, dated the Closing Date and executed by a duly authorized officer on behalf of the Purchaser and the Transitory Subsidiary certifying as to the satisfaction of the conditions set forth in Sections 8.1 and 8.2 of this Agreement.
     8.4. No Injunction. No court or other Government Authority shall have issued an Order, which shall then be in effect, restraining or prohibiting the completion of the transactions contemplated hereby.
     8.5. Registration Rights Agreement. The Purchaser and the Securityholders who receive Stock Consideration shall have entered into the Registration Rights Agreement, and such agreement shall be in full force and effect as of the Closing.
     8.6. Escrow Agreement. The Purchaser and the Escrow Agent shall have entered into the Escrow Agreement, and such agreement shall be in full force and effect.
     8.7. Employment Agreements. The Purchaser shall have entered into the Employment Agreements and such Employment Agreements shall be in full force and effect as of the Closing.
     8.8. Satisfaction of the GECC Agreement. On or prior to the Closing Date, the Company shall have received evidence reasonably satisfactory to it of the payment in full by the Purchaser of all obligations of the Company under or in connection with the GECC Agreement as and to the extent set forth in the GECC Agreement Payoff Letter.
     8.9. Approvals. All of the governmental and third-party consents set forth on Schedule 8.9 shall have been received and shall be in full force and effect.

     8.10. Board of Directors. At the Closing, the size of the Board of Directors shall be increased to eight directors, and D’Loren shall be appointed as a director to fill the resulting vacancy.
ARTICLE IX
SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION
     9.1. Survival; Right to Indemnification. All representations and warranties of each Company and each Securityholder shall survive the Closing and shall expire twelve (12) months following the Closing; provided, however, that (i) the representations and warranties contained in Sections 3.1 (Ownership of Stock), 3.2 (Authorization and Validity of Agreement), 4.1 (Existence and Good Standing of Each Company; Authorization), 4.2 (Capitalization) and 4.18 (Broker’s or Finders’ Fees) (the “Company Base Core Representations”) shall survive until the third anniversary of the Closing Date; and the representations and warranties contained in Section 4.11 (Taxes) shall survive until the expiration of 30 days following the third anniversary of the filing of any Tax Return pertaining to, or required to be filed with respect to, a Pre-Closing Period (together with the Company Base Core Representations, the “Company Core Representations”). The representations and warranties of the Purchaser and the Transitory Subsidiary shall terminate at the Closing, except that (i) those representations and warranties contained in Sections, 5.3 (SEC Documents and Other Reports), 5.4 (Capitalization), 5.7 (Purchaser Common Stock), 5.8 (Litigation), 5.10 (Financial Statements), 5.11 (Taxes) and 5.12 (Compliance with Laws; Permits) shall survive the Closing and shall expire twelve (12) months following the Closing and (ii) those representations and warranties contained in 5.1 (Existence and Good Standing of Purchaser and Transitory Subsidiary; Authorization), 5.2 (Consents and Approvals; No Violations) and 5.9 (Brokers’ or Finders’ Fees’) (the “Purchaser Core Representations”) shall survive the Closing and shall survive until the third anniversary of the Closing Date. Following the Closing, the exclusive remedy pursuant to this Agreement in connection with the Merger and the other transactions contemplated hereby based upon the survival of such representations and warranties will be the rights to indemnification, payment of Damages and other remedies provided by this ARTICLE IX, except that Purchaser acknowledges that a breach of Section 5.3 may give rise to a claim under applicable federal and state securities laws.
     9.2. Indemnification and Payment of Damages by Securityholders.
          (a) Subject to the limitations in Sections 9.4(a), 9.5 and 9.6, each Securityholder will, severally and not jointly, indemnify, defend and hold harmless the Purchaser and its Affiliates (including the Surviving Corporation), and each of its and their respective officers, directors, employees, stockholders, members, partners, agents, representatives, and controlling persons (collectively, the “Purchaser Indemnified Persons”) for, and will pay to the Purchaser Indemnified Persons the amount of, any Damages arising from or in connection with (i) any breach of any representation or warranty made by such Securityholder in ARTICLE III of this Agreement on behalf of such Securityholder and (ii) any breach of any covenant or obligation of such Securityholder under ARTICLE II or Section 11.1 of this Agreement.
          (b) Subject to the limitations in Sections 9.4(a), 9.5 and 9.6, each Securityholder will indemnify, defend and hold harmless the Purchaser Indemnified Persons for,

and will pay to the Purchaser Indemnified Persons the amount of, any Damages arising from or in connection with:
     (i) any breach of or inaccuracy in any representation or warranty made by the Company in ARTICLE IV of this Agreement; and
     (ii) any breach by the Company of any covenant or obligation of the Company under ARTICLE II, Section 6.7, Section 6.10 or Section 11.1 of this Agreement.
          (c) Any Securityholder who is an officer or director of the Company waives any right of contribution or other similar right against the Company arising out of claims for breaches of the representations, warranties and covenants of such person as a Securityholder or of the Company contained herein.
     9.3. Indemnification and Payment of Damages by Purchaser. The Purchaser will indemnify, defend and hold harmless the Securityholders and their respective officers, directors, employees, stockholders, partners, members, agents, representatives, Affiliates and controlling persons (collectively, the “Securityholder Indemnified Persons” and, together with the Purchaser Indemnified Persons, the “Indemnified Persons”) for, and will pay to the Securityholder Indemnified Persons the amount of, any Damages arising from or in connection with:
     (a) any breach of the Purchaser Core Representations; and
     (b) any breach by the Purchaser or the Transitory Subsidiary of any covenant or obligation of the Purchaser or the Transitory Subsidiary under ARTICLE II, Section 6.5 or Section 11.1 of this Agreement.
     9.4. Time Limitations.
          (a) If the Closing occurs, there shall be no liability pursuant to Section 9.2 of this Agreement unless a Purchaser Indemnified Person gives notice to the Securityholders’ Representative of a claim under Section 9.2(a)(i) or Section 9.2(b)(i) within the applicable survival period specified in Section 9.1, which notice shall specify the factual basis of that claim in reasonable detail to the extent then known by such Purchaser Indemnified Person. Nothing herein shall be deemed to prevent a Purchaser Indemnified Person from making a claim for potential or contingent claims or demands, provided the notice sets forth the basis for any such potential or contingent claim to the extent then feasible. In the event any Purchaser Indemnified Person would actually be entitled to receive indemnification payments pursuant to the terms of this ARTICLE IX after following the procedures set forth in Section 9.7 and Section 9.8 (other than with respect to those claims limited to the Escrow Fund as set forth in the first sentence of Section 9.6(a)), Purchaser may offset the amount of Damages from the amounts of Additional Merger Consideration otherwise payable to the Securityholders.
          (b) If the Closing occurs, the Purchaser shall have no liability pursuant to Section 9.3 of this Agreement unless the Securityholders’ Representative on behalf of any Securityholder Indemnified Person gives notice to the Purchaser of a claim under such

Section 9.3(a) within the survival period specified therefor in Section 9.1, which notice shall specify the factual basis of that claim in reasonable detail to the extent then known by such Securityholder Indemnified Person. Nothing herein shall be deemed to prevent a Securityholder Indemnified Person from making a claim for potential or contingent claims or demands, provided the notice sets forth the basis for any such potential or contingent claim to the extent then feasible.
     9.5. Escrow Arrangements.
          (a) By virtue of this Agreement and as security for the indemnity obligations provided for in Section 9.2 hereof, at the Effective Time, the Securityholders will be deemed to have received and deposited with the Escrow Agent their Pro Rata Share of the Escrow Fund. Promptly after Closing, the Escrow Fund will be deposited directly by Purchaser with the Escrow Agent and be held in accordance with the terms of this Agreement and the Escrow Agreement. The Escrow Fund shall be available to compensate the Purchaser Indemnified Persons for any claims by such parties for any Damages suffered or incurred by them and for which they are entitled to recovery under this ARTICLE IX in accordance with the terms hereof and the Escrow Agreement.
          (b) Any indemnification to which a Purchaser Indemnified Person is entitled under this Agreement as a result of any Damages it may suffer shall be made solely as a payment to such Purchaser Indemnified Person from the Escrow Fund in accordance with the terms hereof and of the Escrow Agreement, provided that if the amount of Damages with respect to Company Core Representations exceeds the Escrow Fund, each Securityholder shall be, severally and not jointly, liable to the Purchaser Indemnified Person for any such excess based on each such Securityholder’s Pro Rata Share of the Merger Consideration received by such Person. For purposes of determining the amount of stock to satisfy an indemnification claim, each share of Purchaser Common Stock shall be valued at the average closing price per share of the Purchaser Common Stock on the Nasdaq National Market or such other market upon which it shall then be traded for the five (5) Trading Days immediately preceding the date upon which such Escrow Shares shall be released to satisfy such indemnification obligation. Notwithstanding the foregoing, the Securityholders’ Representative (on behalf of the Securityholders), may satisfy an indemnification claim made by a Purchaser Indemnified Person by paying such amount in full or in part in cash.
          (c) On the date which is 12 months and one day after the Closing Date (or, if such date is not a Business Day, the immediately following Business Day) (the “Escrow Termination Date”), (i) the Escrow Agent shall pay to each former Securityholder such Securityholder’s Pro Rata Share of the Escrow Fund, if any, remaining in escrow on the Escrow Termination Date (less the number of Escrow Shares released out of the Escrow Fund with respect to any Damages for which such Securityholder was individually liable under Section 9.2(a) (with the remaining Securityholders receiving their pro rata portion of any Escrow Shares not released or paid out, as applicable, to any such Securityholder)) and (ii) the escrow shall terminate. Notwithstanding the foregoing, if on the Escrow Termination Date any claim by a Purchaser Indemnified Party has been made that could reasonably be expected to result in Damages and Purchaser has notified the Escrow Agent and the Securityholders’ Representative of such in writing, then there shall be withheld from the distribution to the Securityholders such amount of the Escrow Fund necessary to cover all Damages that could reasonably expected to result from all such pending claims in accordance with the terms of the Escrow Agreement (and the Escrow Fund shall continue with respect to such withheld amount) and such withheld amount (or the applicable portion thereof) shall either be (A) paid to Purchaser or (B) paid to the former Securityholders in accordance with each such Securityholder’s Pro Rata Share (less the number of Escrow Shares released out of the Escrow Fund with respect to such withheld amount for any Damages for which such Securityholder was individually liable under Section 9.2(a) (with the remaining Securityholders receiving their pro rata portion of any Escrow Shares not released to any such Securityholder)), as determined upon final resolution of each such claim in accordance with the terms of the Escrow Agreement and ARTICLE IX hereof.
     9.6. Limitations on Liability.
          (a) The aggregate liability of the Securityholders with respect to indemnification claims under Section 9.2(a)(i) and Section 9.2(b)(i) shall be limited to an amount equal to the Escrow Fund (other than any indemnification claims in respect of breaches of the Company Core Representations, as to which the aggregate liability shall be the limited to the Merger Consideration received by the Securityholders). The aggregate liability of the Purchaser with respect to indemnification claims under Section 9.3(a) shall be limited to an amount equal to $2,500,000 (other than with respect to any indemnification claims in respect of breaches of the Purchaser Core Representations, as to which the aggregate liability shall be the value of the Merger Consideration).
          (b) The liability under this ARTICLE IX with respect to indemnification claims under Section 9.2(a)(i), Section 9.2(b)(i) and Section 9.3(a) shall be subject to the following additional limitation: there shall be no liability for Damages with respect to indemnification claims under Section 9.2(a)(i) and Section 9.2(b)(i), on the one hand, or Section 9.3(a), on the other hand, until the aggregate Damages with respect to such matters equals $150,000 (the “Basket Amount”), and then only to the extent that such Damages exceed the Basket Amount; provided that the Basket Amount shall not apply to any Damages (and there shall be first-dollar liability) resulting from any breach or misrepresentation arising under any Company Core Representation or under any Purchaser Core Representation or Section 5.4. The limitations set forth in this Section 9.6 shall not apply to any claim under Section 9.2(a)(i), Section 9.2(b)(i) or Section 9.3(a) of this Agreement in the case of fraud or intentional misrepresentation.
          (c) In determining the amount of Damages in respect of a claim under this ARTICLE IX, there shall be deducted an amount equal to the amount of any third-party insurance proceeds actually received by the Indemnified Person making such claim with respect to such Damages, less the cost of any increase in insurance premiums over the projected period of such increase as a result of making a claim for such Damages, provided that there shall be no obligation to make a claim, and no offset against Damages shall be made if a party reasonably believes that making a claim for such Damages may result in a non-renewal of the insurance policy.

     9.7. Procedure for Indemnification – Third Party Claims.
          (a) Promptly after receipt by an Indemnified Person of notice of the commencement of any action or proceeding against such Indemnified Person, such Indemnified Person will, if a claim is to be made against an indemnifying party under this ARTICLE IX, give notice to the indemnifying party of the commencement of such action or proceeding, specifying the factual basis of the claim and the amount thereof in reasonable detail to the extent then known by such Indemnified Person, but (subject to the time limitations set forth in Section 9.4) the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any Indemnified Person, except to the extent that the indemnifying party is actually prejudiced by the Indemnified Person’s failure to give such notice.
          (b) If any action or proceeding referred to in Section 9.7(a) is brought against an Indemnified Person and it gives notice to the indemnifying party of the commencement of such action or proceeding, the indemnifying party will be entitled to participate in such action or proceeding and, may, if it acknowledges its obligation to indemnify the Indemnified Person hereunder in respect of such matter, the relief sought is monetary damages, and the indemnifying party gives written notice of its election to assume the defense of such action or proceeding within ten (10) Business Days after receiving notice thereof, to assume the defense of such action or proceeding with counsel reasonably satisfactory to the Indemnified Person and, after notice from the indemnifying party to the Indemnified Person of its election to assume the defense of such action or proceeding, the indemnifying party will not, as long as the indemnifying party diligently conducts such defense, be liable to the Indemnified Person under this ARTICLE IX for any fees of other counsel or any other expenses with respect to the defense of such action or proceeding, in each case subsequently incurred by the Indemnified Person in connection with the defense of such action or proceeding (unless the indemnifying person is also a party to such action and the Indemnified Person determines in good faith that joint representation would be inappropriate). If the indemnifying party assumes the defense of an action or proceeding, (i) no compromise or settlement of such claims may be effected by the indemnifying party without the Indemnified Person’s consent (which shall not be unreasonably withheld or delayed) unless (A) there is no finding or admission of any violation by any Indemnified Person of any Legal Requirement or any violation by any Indemnified Person of the rights of any Person, and (B) the sole relief provided is monetary damages that are paid in full by the indemnifying party, and the value of such settlement can be satisfied in full from the Escrow Shares; (ii) the indemnifying party will have no liability with respect to any compromise or settlement of such claims effected without the indemnifying party’s consent (which shall not be unreasonably withheld or delayed); and (iii) the Indemnified Person will cooperate as the indemnifying party may reasonably request in investigating, defending and (subject to clause (i)) settling such action or proceeding.
     9.8. Procedure for Indemnification – Other Claims.
          (a) A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the indemnifying party. Such notice shall specify the factual basis of such claim and the amount thereof in reasonable detail to the extent then known by the Indemnified Person.

          (b) In the event any Indemnified Person asserts an indemnification claim pursuant to this ARTICLE IX against the Escrow Fund, any of the Securityholders or the Purchaser, as the case may be, then the right to consent to or dispute the indemnification claim against the Escrow Fund or any of the Securityholders or assert an indemnification claim against the Purchaser may be exercised only by the Securityholders’ Representative. Any determination made by the Securityholders’ Representative with respect to indemnification as contemplated by this Section 9.8 shall be binding upon all the Securityholders and all other Persons who have contributed to the Escrow Fund and shall be conclusively and finally determined by an instrument executed by the Securityholders’ Representative without requirement for further inquiry or investigation. All notices required to be delivered to the Securityholders in connection with the foregoing matters shall be delivered to the Securityholders’ Representative in the manner specified in Section 11.4.
     9.9. Appointment of Securityholders’ Representative.
          (a) By virtue of the approval and adoption of this Agreement by the requisite vote of the Securityholders of each Company, each of the Securityholders (other than such Securityholders, if any, who have perfected appraisal rights under New York Law) shall be deemed to have agreed to appoint D’Loren as its agent and attorney-in-fact (the “Securityholders’ Representative”) for and on behalf of the Securityholders to give and receive notices and communications, to resolve, all questions, disputes, conflicts and controversies concerning the Adjusted EBITDA Statement, to authorize payment to any Indemnified Party from the Escrow Fund in satisfaction of claims by any Indemnified Party, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, to assert, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, any other claim by any Indemnified Party against any Securityholder or by any such Securityholder against any Indemnified Party or any dispute between any Indemnified Party and any such Securityholder, in each case relating to this Agreement or the transactions contemplated hereby, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Securityholders’ Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement or the Escrow Agreement. The Securityholders’ Representative may be removed and a vacancy in the position may be filled with approval of holders of a majority in-interest of the Escrow Fund. The Securityholders’ Representative shall not receive any compensation for his or her services.
          (b) The Securityholders’ Representative shall not be liable for any act done or omitted hereunder as Securityholders’ Representative while acting in good faith and in the exercise of reasonable judgment, even though such act or omission constitutes negligence on the part of such Securityholders’ Representative. The Securityholders’ Representative shall only have the duties expressly stated in this Agreement and shall have no other duty, express or implied.
          (c) Each Securityholder will, severally and not jointly, indemnify, defend and hold harmless the Securityholders’ Representative for, and will pay to the Securityholders’ Representative the amount of, any Damages arising from or in connection with any action of, or failure to act by, the Securityholders’ Representative in connection with this Agreement and any of the actions, transactions and agreements in connection herewith or contemplated hereby.
ARTICLE X
TERMINATION
     10.1. Events of Termination. This Agreement may be terminated by written notice prior to the Closing:
          (a) by mutual written consent of the Purchaser, the Company and the Securityholders’ Representative;
          (b) by the Purchaser or the Securityholders’ Representative to the extent that the Closing has not occurred prior to July 31, 2006 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party whose failure to perform any covenant or obligation under this Agreement has been the cause of or resulted in the failure of the Merger to have been consummated on or before the Termination Date;
          (c) by either the Purchaser or the Company if any court or other Government Authority shall have issued an order, decree, ruling or taken any action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and such order, decree, ruling or other action shall have become final and nonappealable;
          (d) by the Purchaser, if the Company shall have breached in any respect any of its representations, warranties, covenants or other agreements set forth in this Agreement (a “Terminating Company Breach”) and such Terminating Company Breach (A) shall not have been waived by the Purchaser, (B) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.2 above and (C) if curable, has not been cured prior to the earlier of (i) the Business Day prior to the Termination Date or (ii) within thirty days after written notice thereof is received by the Company; provided, however, that no cure period shall be required under this Section 10.1(d) for a breach which by its nature cannot be cured; provided further that Purchaser shall have no right to terminate this Agreement pursuant to this Section 10.1(d) if there is an uncured Terminating Purchaser Breach; and
          (e) by the Company or the Securityholders’ Representative, if the Purchaser shall have breached in any material respect any of its respective representations, warranties, covenants or other agreements set forth in this Agreement (a “Terminating Purchaser Breach”) and such Terminating Purchaser Breach (A) shall not have been waived by the Company, (B) would give rise to the failure of a condition set forth in Section 8.1 or Section 8.2 above and (C) if curable, has not been cured prior to the earlier of (i) the Business Day prior to the Termination Date or (ii) within thirty days after written notice thereof is received by Purchaser; provided, however, that no cure period shall be required under this Section 10.1(e) for a breach which by its nature cannot be cured; provided further that the Company shall have no right to terminate this Agreement pursuant to this Section 10.1(e) if there is an uncured Terminating Company Breach at the time of the Terminating Purchaser Breach.

     10.2. Effect of Termination. In the event that this Agreement shall be terminated pursuant to Section 10.1, this Agreement (other than Sections 4.18 and 5.9 (relating to the payment of brokers’ or finders’ fees), 6.6 (relating to public disclosure or communications), 6.10 (relating to confidentiality) 10.2 and 11.2, which shall each continue in full force and effect) shall become null and void and of no further force and effect with no further liability on the part of any party hereto (or any of its directors, officers, employees, agents, legal and financial advisors or other representatives). Nothing in this Section 10.2 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.
ARTICLE XI
MISCELLANEOUS
     11.1. Expenses. Except as specifically provided in this Agreement, whether or not the Merger and the other transactions contemplated by this Agreement are consummated, each party hereto shall bear its own costs, expenses and fees incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, provided, however, that if: transactions contemplated pursuant to this Agreement are consummated, then Purchaser shall pay the reasonable third-party fees (including reasonable attorneys’ fees), costs and expenses incurred by the Company in connection with the transactions contemplated by this Agreement, up to a maximum amount of $400,000 (or such greater amount to the extent that positive Closing Net Worth is equal to or greater than the amount of such excess).
     11.2. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.
          (a) The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York, without giving effect to any conflict of law provisions thereof.
          (b) Each of the parties agrees that any legal action or proceeding with respect to this Agreement may be brought in the courts of the State of New York or the United States District Court for the Southern District of New York and, by execution and delivery of this Agreement, each party hereto hereby irrevocably submits itself in respect of its property, generally and unconditionally, to the non-exclusive jurisdiction of the aforesaid courts in any legal action or proceeding arising out of this Agreement. Each of the parties hereto hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement brought in the courts referred to in the preceding sentence. Each party hereto hereby consents to process being served in any such action or proceeding by the mailing of a copy thereof to the address set forth in Section 11.4 hereof below its name and agrees that such service upon receipt shall constitute good and sufficient service of process or notice thereof. Nothing in this paragraph shall affect or eliminate any right to serve process in any other manner permitted by applicable Legal Requirements.

          (c) Waiver of Jury Trial. AS A SPECIFICALLY BARGAINED FOR INDUCEMENT FOR EACH OF THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT (AFTER HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL), EACH PARTY HERETO EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY LAWSUIT OR PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS AGREEMENT OR THE MATTERS CONTEMPLATED HEREBY.
     11.3. Captions; Construction. The ARTICLE and Section captions used herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. No party, or its counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions of this Agreement, and all language in all parts of this Agreement shall be construed in accordance with its fair meaning, and not strictly for or against any party.
     11.4. Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt); provided that a copy is mailed by registered mail, return receipt requested, or (c) received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):
     if to the Purchaser or the Transitory Subsidiary:
621 E. Pratt Street, Suite 601
Baltimore, MD 21202
Attention: David S. Oros
Fax: 443-836-0745
     with a copy to:
Kirkland & Ellis LLP
655 15th Street, N.W.
Washington, DC 2005
Attention: Mark D. Director, Esq.
Fax: 202-879-5200
     if to the Company:
UCC Capital Corp.
1330 Avenue of the Americas, 40th Floor
New York, NY 10019
Attention: Robert W. D’Loren
Fax: (212) 247-7131
     with a copy to:
Littman Krooks LLP

655 Third Avenue, 20th Floor
New York, NY 10017
Attention: Mitchell C. Littman, Esq.
Fax: 212-490-2990
     if to the Securityholders’ Representative:
c/o UCC Capital Corp.
1330 Avenue of the Americas, 40th Floor
New York, NY 10019
Attention: Robert W. D’Loren
Fax: 212-247-7131
     11.5. Parties in Interest. Other than the Securityholders with respect to the right to receive the Merger Consideration in accordance with ARTICLE II and the rights, remedies and obligations conferred and imposed on such Securityholder in ARTICLE IX hereof and except as provided in Section 6.5, this Agreement is not intended to confer upon any Person, other than the parties hereto, any rights and remedies hereunder.
     11.6. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, and all of which taken together shall constitute one instrument. Any signature page delivered by a facsimile machine shall be binding to the same extent as an original signature page with regard to any agreement subject to the terms hereof or any amendment thereto.
     11.7. Entire Agreement; Amendment. This Agreement, including the Exhibits, Schedules and other documents referred to herein which form a part hereof, and the Ancillary Agreements contain the entire understanding of the parties hereto with respect to the subject matter contained herein and therein. This Agreement supersedes all prior and contemporaneous agreements, arrangements, contracts, discussions, negotiations, undertakings and understandings (whether written or oral) between the parties with respect to such subject matter. This Agreement may be amended only by a written instrument executed by or on behalf of the Company, the Purchaser, the Transitory Subsidiary and the Securityholders’ Representative. Except as set forth in Section 9.1, the representations and warranties set forth in this Agreement shall not survive the Closing Date.
     11.8. Attorneys’ Fees and Costs. Should any party institute any arbitration, action, suit or other proceeding arising out of or relating to this Agreement, the prevailing party shall be entitled to receive from the losing party reasonable attorneys’ fees and costs incurred in connection therewith including any appeals therefrom.
     11.9. No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

     11.10. Rights Cumulative. Subject to ARTICLE IX, all rights and remedies of each of the parties under this Agreement will be cumulative, and the exercise of one or more rights or remedies will not preclude the exercise of any other right or remedy available under this Agreement or applicable law.
     11.11. Time. If the last day permitted for the giving of any notice or the performance of any act required or permitted under this Agreement falls on a day which is not a Business Day, the time for the giving of such notice or the performance of such act will be extended to the next succeeding Business Day.
     11.12. Specific Performance. The parties agree that irreparable damages would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent actual breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, in addition to any other remedy to which they are entitled at law or in equity and without the necessity of proving damages or posting a bond or other security.
     11.13. Severability. Any term or provision of this Agreement which is invalid or unenforceable will be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining rights of the person intended to be benefited by such provision or any other provisions of this Agreement.
[END OF PAGE]
[SIGNATURE PAGES FOLLOW]

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed, all as of the day and year first above written.

UCC CAPITAL CORP.

By:
Name:
Title:

UCC CONSULTING CORP.

By:
Name:
Title:

UCC SERVICING, LLC

By:
Name:
Title:

AHINV ACQUISITION CORP.

By:
Name: David S. Oros
Title: President

AETHER HOLDINGS, INC.

By:
Name: David S. Oros
Title: Chief Executive Officer

Robert W. D’Loren, Securityholder

STOCKHOLDERS’ REPRESENTATIVE

By:	Robert W. D’Loren, as Securityholders’
Representative and Attorney-in-Fact for the
Securityholders Listed on Schedule I